Exhibit 99.d(1)

Description of New Zealand

Attachment to Form 18-K

January 2006

TABLE OF CONTENTS

TABLE OF CONTENTS	1

SUMMARY	2

SELECTED STATISTICAL AND FINANCIAL DATA	4

NEW ZEALAND	5

Area and Population	5
Form of Government	5
Social Framework	6
The Treaty of Waitangi	6
Foreign Relations and External Trade	7
Membership in International Economic Organisations	7

THE ECONOMY OF NEW ZEALAND: OVERVIEW	8

Introduction	8
Background	8
Recent Developments and Outlook	9
Fiscal Policy	9
Direct Public Debt	10
National Accounts	11
Prices and Costs	12
Labour Markets	13

INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS	14

Primary Industries	14
Manufacturing	17
Operating Income of the Manufacturing Sector by Industry Group	17
Service Industries	18

EXTERNAL SECTOR	21

External Trade	21
Foreign Investment Policy	26
Balance of Payments	27
Foreign-Exchange Rates and Overseas Reserves	28

BANKING AND BUSINESS ENVIRONMENT	29

Supervision of the Financial Sector	29
Business Law Environment	30

MONETARY POLICY	31

Interest Rates and Money and Credit Aggregates	32

PUBLIC FINANCE AND FISCAL POLICY	33

Public Sector Financial System	33
Public Sector Financial Management	33
Current Fiscal Position and 2003 Budget	34
Taxation	37

GOVERNMENT ENTERPRISES	38

State-Owned Enterprises	38
Crown Entities	38
Performance of Government Enterprises	39

DIRECT PUBLIC DEBT(1)	41

Debt Management Objectives	41
Debt Record	41
Summary of Direct Public Debt	42
Direct Public Debt by Currency of Payment	42
Interest and Principal Requirements	43

TABLES AND SUPPLEMENTARY INFORMATION	45

SUMMARY

Introduction

New Zealand is a parliamentary democracy situated in the South Pacific. It has a population of 4.1 million in a country similar in size to Japan. New Zealand has a market economy with sizeable manufacturing and services sectors complementing a highly efficient export-oriented agricultural sector. Energy-based industries, forestry, mining, horticulture and tourism have expanded rapidly over the past two decades. Pastoral agriculture and commodity exports remain important to the country but the significance of the service sector relative to primary production and manufacturing continues to grow.

Economy

Over the last two decades, the New Zealand economy has changed from being one of the most regulated in the Organisation for Economic Cooperation and Development (OECD) to one of the most deregulated. The minority Labour-led Coalition Government elected for a third term in September 2005 aims to continue the transformation of New Zealand into a dynamic knowledge-based economy and society, underpinned by values of fairness, opportunity and security.

The New Zealand economy grew strongly over the 1990s with the exception of a period over 1997 and 1998 in which the economy was affected by the twin “shocks” of the Asian economic downturn and consecutive summer droughts. Following this period the economy has performed strongly, apart from a short weaker period during 2001 which the economy quickly recovered from, with a combination of two good agricultural seasons, relatively high world prices for New Zealand’s export commodities, a low exchange rate over 2001 and 2002 and a robust labour market contributing to strong income flows throughout the economy. Over 2002 to 2004 growth in GDP was generally in the range of 3.5% to 4.5%, peaking just above this at 4.8% annual average growth in December 2002. This period of strong growth included a period in which the economy was subject to several negative temporary events. These included travel disruptions and uncertainty due to the conflict in Iraq, the outbreak of Severe Acute Respiratory Syndrome (SARS), and the effects of dry weather on hydro-electricity production and farm output.

More recently growth in GDP appears to be easing with quarterly growth of 0.2% recorded for the September 2005 quarter following growth of 1.2% and 0.7% in the previous two quarters. Annual average growth slowed to 2.7% in the September 2005 quarter, down from 4.4% at the end of 2004. Growth is forecast to continue to slow to under 2% during 2007, prior to increasing to 2.5% in the year ending 31 March 2008 and over 3% in the following 2 years.

The main sources of recent growth have been household spending and business investment. The demand for imports associated with a strong domestic economy, together with relatively weak export growth, has resulted in net exports subtracting from growth. Household spending is likely to continue to be an important source of GDP growth in the next two to three years, although its impetus is expected to lessen.

Given the balance of domestically-oriented spending and export revenue, as well as strong profits by foreign-owned companies, the annual current account deficit is expected to increase from its September 2005 level of 8.5% of GDP. Some rebalancing of the drivers of growth is expected over 2006, in line with slowing domestic demand growth and recovering exports.

Annual CPI inflation increased to 3.4% in the September 2005 quarter, prior to easing slightly to 3.2% in the December 2005 quarter, and is expected to remain above 3 per cent for the next year or so. High oil prices have been a major contributor to increases in CPI inflation.

Macroeconomic Policy

In the area of macroeconomic policy, the Reserve Bank Act 1989 and the Public Finance Act 1989 (as amended in 2004) continue to set the framework.

Monetary Policy

The focus of monetary policy is on maintaining price stability. A Policy Targets Agreement between the Governor of the Reserve Bank of New Zealand (RBNZ) and the Minister of Finance sets out the specific targets for maintaining price stability, while seeking to avoid unnecessary instability in output, interest rates and the exchange rate. The current Agreement was signed in September 2002 with the appointment of a new RBNZ Governor. The key changes to the Agreement were the increase in the price-stability target floor to 1% (from 0% previously) while the price-stability target ceiling remained unchanged at 3%, and a focus on inflation outcomes over the medium term. Overall, these changes to the Agreement do not substantially change the way monetary policy is conducted but add a little more flexibility to allow greater stability of monetary policy outcomes over the medium term.

Since early 2004, monetary policy has been in a tightening phase with the Bank increasing the OCR by a total of 225 basis points from 5 per cent in January 2004 to 7.25 per cent in December 2005. The policy tightening reflects a prolonged period of strength in the domestic economy which has left productive resources stretched and led to a rise in non-tradables inflation. The Bank does not expect to raise the OCR further in this cycle but the possibility of further increases can not be ruled out until the Bank sees clear evidence of a sustained weakening in domestic demand.

Fiscal Policy

On the fiscal front, the 1990s saw a consolidation of the country’s fiscal position with the Fiscal Responsibility Act (now Part 2 of the Public Finance Act 1989) ensuring that fiscal policy is prudent and transparent. The Government remains committed to maintaining a sound fiscal position.

In 2004/05, a surplus on the Government operating balance of $6,247 million was achieved or $8,873 million once liability revaluation movements (primarily applying to the liabilities of the Accident Compensation Corporation, Earthquake Commission and Government Superannuation Fund) are excluded. This compares with a surplus of $7,424 in 2003/04 and $1,966 million in 2002/03. An operating surplus of $5,557 million is forecast for 2005/06 (or $5,924 million once liability revaluation movements are excluded).

The Government’s fiscal policy approach is based on an assessment of the current state of government finances, the emergence of future spending pressures, particularly those associated with ageing, and the potential impact of shorter-term influences. At a summary level, the Government’s fiscal approach is to:

•                                run operating surpluses on average across the economic cycle sufficient to meet New Zealand Superannuation Fund contributions;

•                                meet capital pressures and priorities; and

•                                manage debt at prudent levels.

Direct Public Debt

At 30 June 2005, New Zealand’s gross direct public debt was $36.1 billion, or 23.9% of estimated GDP. At the same date, public sector foreign-currency debt was $3.9 billion, and interest charges on foreign-currency debt were $168 million. The Government has no net foreign-currency debt.

SELECTED STATISTICAL AND FINANCIAL DATA

Statistical Data

Statistical Data	2001	2002	2003	2004	2005
	(dollar amounts in millions)
Gross Domestic Product at Current Prices (1)(2)	115,941	124,874	130,334	139,016	148,984
Annual % Increase (Decrease) in Real GDP (1)(2)(3)	2.1%	3.9%	4.7%	3.6%	3.8%
Population (000s) (1)	3,880	3,939	4,009	4,060	4,099
Unemployment Rate (4)	5.3%	5.1%	4.7%	4.0%	3.9%
Change in Consumer Price Index (5)	3.2%	2.8%	1.5%	2.4%	2.8%
Exchange Rate (6)	0.4148	0.4897	0.5809	0.6293	0.7085
90-Day Bank Bill Rate (7)	5.82%	5.96%	5.23%	6.07%	7.03%
10 Year Government Loan Stock Rate (7)	6.63%	6.64%	5.23%	6.29%	5.71%
Terms of Trade Index (2)(9)	1045	1000	1007	1080	1091
Current Account Deficit as a % of GDP (1)(2)	-4.4%	-3.1%	-3.6%	-4.8%	-7.4%

Government Finance (10)
Year ended 30 June	2000/2001	2001/02	2002/03	2003/04	2004/05	2005/06(11)
Total Revenue	45,506	49,979	57,027	60,387	67,065	69,775
Total Expenses	44,213	47,653	55,224	53,057	60,910	64,351
Miscellaneous Items	65	65	163	94	92	133
Operating Balance	1,358	2,391	1,966	7,424	6,267	5,557
% of GDP	1.2%	1.9%	1.5%	5.3%	4.2%	3.5%
OBERAC (12)	2,115	2,751	5,580	6,629	8,873	5,924
Crown Net Worth	11,463	18,820	23,781	35,463	49,983	55,555

Net Direct Domestic Borrowing	961	885	-973	-682	-662	—
Net Direct Overseas Borrowing	-474	-466	1,381	-654	559	—

Direct Public Debt
Internal Funded Debt	26,204.5	27,507.4	27,540.6	26,632.0	26,555.3	—
Internal Floating Debt	5,675.0	5,521.0	5,700.0	5,815.0	5,595.0	—
External Debt	6,518.5	5,120.3	4,997.4	4,315.2	3,931.3	—
Total Direct Public Debt	38,398.0	38,148.7	38,238.0	36,762.2	36,081.6	—

(1)                       Year ended 31 March.

(2)                       2005 data provisional. Prior years’ data revised.

(3)                       Production based – chain volume series expressed in 1995/96 prices. Base = 100.

(4)                       June year.

(5)                       June quarter, seasonally adjusted.

(6)                       Annual percentage change, June quarter.

(7)                       US$ per NZ$ monthly average for June.

(8)                       June monthly average.

(9)                       Year ended 30 June. Base:  June quarter 2002 = 1000.

(10)                  This table is prepared in accordance with New Zealand Generally Accepted Accounting Practice (GAAP).

(11)                 2005/06 Budget revisions announced 19 December 2005.

(12)                 Operating Balance Excluding Revaluations and Accounting Changes – The OBERAC is the operating balance adjusted for revaluation movements (principally applying to the liabilities of the Accident Compensation Corporation, Earthquake Commission and Government Superannuation Fund) and accounting policy changes.

Note:         The data in the above tables are presented in a standardised format to facilitate comparisons with previous years. In some cases, later data can be found in the relevant text or tables.

NEW ZEALAND

Area and Population

New Zealand is situated in the South Pacific Ocean, 6,500 kilometres (4,000 miles) south-southwest of Hawaii and 1,900 kilometres (1,200 miles) to the east of Australia. With a land area of 268,000 square kilometres (103,000 square miles), it is similar in size to Japan or Britain. It is comprised of two main adjacent islands, the North Island and South Island, and a number of small outlying islands. Because these islands are widely dispersed, New Zealand has a relatively large exclusive maritime economic zone of 3.1 million nautical square kilometres.

Over half of New Zealand’s total land area is pasture and arable land, and more than a quarter is under forest cover, including 1.8 million hectares of planted production forest. It is predominantly mountainous and hilly, with 13% of the total area consisting of alpine terrain, including many peaks exceeding 3,000 metres (9,800 feet). Lakes and rivers cover 1% of the land. Most of the rivers are swift and seldom navigable, but many are valuable sources of hydro-electric power. The climate is temperate and relatively mild.

New Zealand’s resident population at 30 June 2005 was estimated at 4,100,000. With an estimated population of 1,337,000 people, the Greater Auckland Region is home to 32 out of every 100 New Zealanders and is the fastest growing region in the country.

New Zealand has a highly urbanised population with around 72 percent of the resident population living in urban entities with 30,000 or more people. Over half of all New Zealanders live in the five main urban areas of Auckland (1,241,000), Hamilton (185,000), Wellington (370,000), Christchurch (367,700) and Dunedin(114,700).

The population is heavily concentrated in the northern half of the North Island (52%), with the remaining population evenly spread between the southern half of the North Island (24.0%) and the South Island (24.0%).

Form of Government

New Zealand is a sovereign state with a democratic parliamentary government based on the Westminster system. Its constitutional history dates back to the signing of the Treaty of Waitangi in 1840, when the indigenous Maori people ceded sovereignty over New Zealand to the British Queen. The New Zealand Constitution Act 1852 provided for the establishment of a Parliament with an elected House of Representatives. Universal suffrage was introduced in 1893. Like Canada and Australia, New Zealand has the British monarch as titular Head of State. The Queen is represented in New Zealand by the Governor-General, appointed by her on the advice of the New Zealand Government.

As in the United Kingdom, constitutional practice in New Zealand is an accumulation of convention, precedent and tradition, and there is no single document that can be termed the New Zealand constitution. The Constitution Act 1986 has, however, updated, clarified and brought together in one piece of legislation the most important constitutional provisions that had been enacted in various statutes. It provides for a legislative body, an executive and administrative structure and specific protection for the judiciary.

Legislative power is vested in Parliament, a unicameral body designated the House of Representatives. It currently has 120 members, who are elected for three-year terms through general elections at which all residents over 18 years of age are entitled to vote. Authority for raising revenue by taxation and for expenditure of public money must be granted by Parliament. Parliament also controls the Government by its power to pass a resolution of no confidence or to reject a Government proposal made a matter of confidence, in which event the Government would be expected to resign.

The executive Government of New Zealand is carried out by the Executive Council. This is a formal body made up of the Cabinet and the Governor-General, who acts on the Cabinet’s advice. The Cabinet itself consists of the Prime Minister and his/her Ministers, who must be chosen from among elected Members of Parliament. Each Minister supervises and is responsible for particular areas of Government administration. Collectively, the Cabinet is responsible for all decisions of the Government.

As a result of a referendum held in conjunction with the 1993 election, New Zealand changed from a “First Past the Post” (FPP) system of electing Members of Parliament to a “Mixed Member Proportional” (MMP) system of proportional representation. MMP is similar to the German Federal system of election to the Lower House. Under MMP, the total number of seats each party has in Parliament is proportional to that party’s share of the total list vote. Around half of all Members of Parliament are elected directly as electorate representatives as under the FPP system. The remaining members are chosen by the parties from party lists. This change was put in place for the 1996 election.

At the last six general elections, the distribution of seats in Parliament among the principal parties was as follows:

	1990	1993	1996	1999	2002	2005
Labour Party	29	45	37	49	52	50
National Party	67	50	44	39	27	48
New Zealand First	—	2	17	5	13	7
Progressive	—	2	13	10	2	1
ACT	—	—	8	9	9	2
Green Party	—	—	—	7	9	6
United Future	—	—	1	1	8	3
Maori Party *	—	—	—	—	1	4
Other	1	—	—	—	—	—
TOTAL	97	99	120	120	120	121	*

*The Maori Party was formed in 2004, led by a former Labour Party MP. Following a by-election, the Maori Party had one seat in Parliament and the Labour Party 51. The Maori Party won four electorate seats at the next general election in September 2005, one more than it was entitled to according to its share of party votes, thereby creating an “overhang” of one seat.

Following the general election in September 2005, eight political parties are represented in Parliament. The Labour Party and the Progressive Party formed a minority Coalition Government after the election, as they had done during the previous term. The New Zealand First and the United Future Parties have pledged to support the Coalition on confidence and supply. The Right Honourable Helen Clark, the Leader of the Labour Party, is Prime Minister and the Honourable Michael Cullen, Deputy Leader of Labour, is Deputy Prime Minister.

The judicial system in New Zealand is based on the British model. By convention and the Constitution Act 1986, the judiciary is independent from the executive.

Social Framework

New Zealand has a high degree of social and political stability and a modern social welfare system which includes universal entitlement to primary and secondary education and subsidised access to health services for all residents. The population is mainly European with 80% of residents designating themselves as being of European descent, 14.7% as New Zealand Maori, 6.5% as Pacific Islanders, 6.6% as Asian and 0.7% as other. (Note:  Census respondents are able to give multiple responses to ethnicity questions, hence the number of responses is greater than the total population). There is a high incidence of intermarriage among these groups. The majority of Europeans are of British descent, while the New Zealand Maori are of the same ethnic origin as the indigenous populations of Tahiti, Hawaii and several other Pacific Islands. In recent years there has been an increasing level of immigration from Asian countries.

The principal social services financed by the Government are health and education, income support for low and middle income families, and a range of benefits and pensions, including New Zealand Superannuation and the unemployment, single parent, sickness and invalid benefits. The publicly-funded social services are augmented by privately-financed schools, health services, pension plans and philanthropic services.

The Treaty of Waitangi

The Treaty of Waitangi is regarded as a founding document of New Zealand. First signed at Waitangi on 6 February 1840, the Treaty is an agreement between Maori and the British Crown and affirms for Maori their status as the indigenous people of New Zealand.

The Treaty comprises three articles. The first grants to the Queen of England the right to “govern” New Zealand while the second article guarantees Maori possession of their lands, forests, fisheries and other resources. The third and final article gives Maori all the citizenship rights of British subjects. There are outstanding claims by Maori that the Crown has breached the Treaty, particularly the guarantees under the second article, which are for Maori and the Crown to resolve.

Since 1992, the Government has developed processes and polices to enable the Crown and Maori to settle any Treaty of Waitangi claim relating to events before September 1992.

Foreign Relations and External Trade

New Zealand foreign policy seeks to influence the international environment to promote New Zealand’s interests and values, and to contribute to a stable, peaceful and prosperous world. In seeking to make its voice heard abroad, New Zealand aims to advance and protect both its security and prosperity interests.

Trade is essential to New Zealand’s economic prosperity. Exports of goods and services make up over 30% of New Zealand’s GDP. New Zealand’s interests are well diversified. Australia, North America, the European Union, and East Asia each take between 15% and 30% of New Zealand’s exports. New Zealand remains reliant in exports of commodity-based products as a main source of export receipts and relies on imports of raw materials and capital equipment for industry.

New Zealand is committed to a multi-track trade policy which includes the following measures:

•                                  multilateral trade liberalisation through the World Trade Organisation (WTO);

•                                  regional co-operation and liberalisation through active membership of such fora as the Asia Pacific Economic Cooperation (APEC);

•                                  bilateral trade arrangements such as the Closer Economic Relations (CER) agreement with Australia, recently concluded agreements with Singapore and Thailand and the Pacific Four Agreement currently being negotiated with Singapore, Chile and Brunei. Negotiations are also currently underway with ASEAN, China and Malaysia. Similar arrangements with other economies are being actively pursued; and

•                                  a focus on building regional relationships through various policy initiatives.

New Zealand remains committed to a reduction of world-wide trade barriers. Tariffs have been systematically reduced and quantitative controls on imported goods eliminated. Currently around 95% of goods come into New Zealand tariff free, including all goods from Least Developed Countries.

New Zealand was active in laying the foundations for the Doha round of WTO negotiations. Agriculture and services are of prime importance to the New Zealand economy and agriculture in particular is central to the Doha negotiations. New Zealand will be working with other like-minded countries to reduce barriers to trade in goods and services and provide improved market access for New Zealand exporters.

New Zealand, as a member of APEC, is committed to achieving APEC’s goals of free trade and investment in the region. Asia-Pacific regional linkages remain at the core of New Zealand’s political and economic interests. The countries of APEC take more than 70% of New Zealand’s exports. They provide 70% of New Zealand’s tourist visitors and 80% of New Zealand’s investment.

Membership in International Economic Organisations

New Zealand is a long-standing member of the Organisation for Economic Cooperation and Development (OECD), the International Monetary Fund (IMF), and the International Bank for Reconstruction and Development (World Bank).

Other major international economic organisations of which New Zealand is an active member include the International Finance Corporation, the International Development Association (part of the World Bank Group), the Asian Development Bank and the European Bank for Reconstruction and Development. Recently, the Cabinet decided to join the Multilateral Investment Guarantee Agency, an affiliate of the World Bank. New Zealand is also a contracting party to the World Trade Organisation.

THE ECONOMY OF NEW ZEALAND:  OVERVIEW

Introduction

New Zealand has a mixed economy which operates on free market principles. It has sizable manufacturing and service sectors complementing a highly efficient agricultural sector. The economy is strongly trade-oriented, with exports of goods and services accounting for around one third of real expenditure GDP.

Background

New Zealand emerged from World War II with an expanding and successful agriculture-based economy. In the 1950s and 1960s, a period of sustained full employment, GDP grew at an average annual rate of 4%. Agricultural prices remained high, due in part to a boom in the wool industry during the Korean War. However, even during this period there were signs of weakness. In 1962, the Economic and Monetary Council advised the Government that between 1949 and 1960 New Zealand’s productivity growth had been one of the lowest amongst the world’s highest earning economies.

In the late 1960s, faced with growing balance of payments problems, successive Governments sought to maintain New Zealand’s high standard of living with increased levels of overseas borrowing and increasingly protective economic policies.

Problems mounted for the New Zealand economy in the 1970s. Access to key world markets for agricultural commodities became increasingly difficult. The sharp rises in international oil prices in 1973 and 1974 coincided with falls in prices received for exports. As in many OECD countries, policies in New Zealand were principally aimed at maintaining a high level of economic activity and employment in the short term. High levels of protection of domestic industry had greatly undermined competitiveness and the economy’s ability to adapt to the changing world environment. The combination of expansionary macro policies and industrial assistance led to macroeconomic imbalances, structural adjustment problems and a rapid rise in government indebtedness. After the next major shift in oil and commodity prices in 1979 and 1980, New Zealand’s position deteriorated further.

From around 1984 onwards, the direction of economic policy in New Zealand turned away from intervention toward the elimination of many forms of government assistance. On the macroeconomic level, policies were aimed at achieving low inflation and a sound fiscal position while microeconomic reforms were introduced to open the economy to competitive pressures and world prices.

The reforms included the floating of the exchange rate; abolition of controls on capital movements; the ending of industry assistance; the removal of price controls; deregulation across a number of sectors of the economy; corporatisation and privatisation of state-owned assets; and labour market legislation aimed at facilitating more flexible patterns of wage bargaining.

After a period of weak growth during the late 1980s, New Zealand’s economic performance improved significantly during the 1990s. From mid-1991, the economy grew strongly with particularly strong output from 1993 to 1996, with annual average growth in real GDP peaking at 6.8% in June 1994.

The past decade

Growth slowed during 1997 and 1998 due to a slowdown in key Asian trading partners together with a drought that affected large parts of the country over the 1997/98 and 1998/99 summers.

Post this period, the economy has performed strongly with the exception of a short weaker period during 2001 when growth slowed to around 2%, much lower than the 5.6% peak reached in the year to June 2000. However, the economy regained momentum, with a combination of two good agricultural seasons, relatively high world prices for New Zealand’s export commodities, a low exchange rate and a robust labour market contributing to strong income flows throughout the economy. Over 2002 to 2004 growth in GDP was generally in the 3.5% to 4.5% range peaking just above this at 4.8% annual average growth in December 2002. This period of strong growth included a period in which the economy was subject to several negative temporary events. These included travel disruptions and uncertainty due to the conflict in Iraq, the outbreak of Severe Acute Respiratory Syndrome (SARS), and the effects of dry weather on hydro-electricity production and farm output.

From the mid-1990s, the current account deficit increased from the 2.7% to 4.2% range prevailing between 1990 and 1994, to 6.7% of GDP in 1997 and 6.4% in 2000. The first dip was caused by the international income deficit increasing, while the second was due to a turnaround in the merchandise trade balance, which went from surplus to deficit.

Recent Developments and Outlook

More recently, growth appears to be easing with quarterly growth of 0.2% recorded for the September 2005 quarter following growth of 1.2% and 0.7% in the previous two quarters. Annual average growth slowed to 2.7% in the September 2005 quarter, down from 4.4% at the end of 2004. Growth is forecast to slow to around 1.7% in the March 2007 year and then increase to 2.5% in the March 2008 year prior to increasing to just over 3% in the following two years.

The main sources of recent growth have been household spending and business investment. The demand for imports associated with a strong domestic economy, together with relatively weak export growth, has resulted in net exports subtracting from growth. Household spending is likely to continue to be an important source of GDP growth in the near term, although its impetus is expected to lessen. The recent strength of household spending has been supported by relatively low interest rates, the strong labour market and rising house prices. The flow through of past interest-rate rises to effective mortgage rates, slower house price growth and lower migration levels are expected to slow household spending growth over 2006, with the result that domestic demand growth is forecast to slow.

Growth in export earnings has been fairly modest recently with the high exchange rate offsetting the impact of relatively high world prices for a number of New Zealand’s key exports. Annual average nominal export growth in the September 2005 quarter was 2.5%. Nominal import growth was much stronger at 9.0%. Given the balance of domestically-oriented spending and export revenue, as well as strong profits by foreign-owned companies, the annual current account deficit is expected to increase from its September 2005 level of 8.5% of GDP. Some rebalancing of the drivers of growth is expected over 2006, in line with slowing domestic demand growth and recovering exports.

The combined influences of New Zealand’s strong banking system, sound fiscal position and floating exchange rate, together with the role of foreign direct investment in building up external liabilities, mean that concerns about the size of the current account deficit need to be kept in perspective. However, a large current account deficit does make any economy vulnerable to changes in financial market sentiment.

Annual CPI inflation increased to 3.4% in the September 2005 quarter and 3.2% in December 2005. Annual CPI inflation is expected to remain above 3% for the next year or so. High oil prices have been a major contributor to the increase in CPI inflation over the past year.

A large proportion of the risks and uncertainties around the outlook for the New Zealand economy revolve around domestic or New Zealand-specific factors. On the basis that global growth remains robust, household behaviour, particularly their resilience or vulnerability to shocks, will be an important driver of developments. The path taken by the exchange rate, particularly if continued appreciation were to occur, and higher oil prices are additional risks to the outlook.

Fiscal Policy

Prudent Fiscal Management:  The Public Finance Act 1989

In 1994, the Government enacted the Fiscal Responsibility Act. The Act was intended to assist in achieving consistent good quality fiscal management over time. Good quality fiscal management should enable the Government to make a major contribution to the economic health of the country and be better positioned to provide a range of services on a sustained basis. This Act has now been repealed but its provisions have largely been incorporated into Part 2 of the Public Finance Act 1989.

Part 2 requires the Crown’s financial reporting to be in accordance with New Zealand Generally Accepted Accounting Practice. The primary fiscal indicators are the operating balance, debt and net worth.

Part 2 requires the Government to pursue its policy objectives in accordance with the principles of responsible fiscal management set out in the Act. These include:

•                                reducing debt to prudent levels to provide a buffer against future adverse events;

•                                maintaining, on average, operating balance once prudent debt levels are reached i.e., the Government is to live within its means over time, with some scope for flexibility through the business cycle;

•                                achieving and maintaining levels of net worth to provide a buffer against adverse events;

•                                managing the risks facing the Crown; and

•                                pursuing policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

Key Fiscal Indicators

Operating Balance:  Following a prolonged period of fiscal deficits, New Zealand achieved surpluses in 1993/94 and has remained in surplus since. The initial improvement in the operating balance from 1993/94 onwards reflected a growing economy, increasing tax revenues and firm expense control. Subsequent reductions in the operating balance reflect two rounds of tax reductions, lower nominal economic growth, which reduced tax revenue growth, and changes in accounting policy. Operating balances have started to increase again from 2000, reflecting the current intention of building structural surpluses to assist in pre-funding future demographic pressures.

Core Crown operating expenses have been reduced as a percentage of GDP from over 40% in 1992/93 to 31% in 2004/05. Expenses have been controlled with output budgeting, accrual reporting and decentralised cost management.

In 2004/05, the operating balance was a surplus of $6.25 billion. This result includes liability valuation movements. If such valuation movements are excluded, the operating balance is $8.9 billion, reflecting a steady increase over the last four years.

Operating surpluses are expected to continue over the forecast period. Forecasts for 2005/06, 2006/07, 2007/08, 2008/09 and 2009/10 are surpluses of $5.6 billion, $5.9 billion, $4.1 billion, $3.4 billion and $5.1 billion respectively. Core Crown operating expenses as a percentage of GDP are expected to rise to around 41.1% of GDP by 2009/10.

Net debt:  Net debt has fallen from 49% of GDP in 1992/93 to 7.1% in 2004/2005. Debt repayments have been financed from operating surpluses and, prior to 1999, asset sales proceeds. Looking forward, net debt is projected to rise slowly to around 8.0% of GDP by 2009/10. It is assumed that surpluses will contribute to building up financial assets to pre-fund future superannuation costs rather than solely paying down debt. These assets do not form part of net debt. The cumulative contributions toward pre-funding (excluding ongoing revenue earned on the contributions) reach around 12.5% of GDP in 2009/10.

Net worth:  Net worth increased from $35.5 billion in 2003/04 to $50.0 billion in 2004/05. This improvement reflects the ongoing operating surplus ($6.3 billion) plus revaluations of physical assets ($8.1 billion). With forecast operating surpluses, net worth is projected to reach $74.0 billion in 2009/10.

Direct Public Debt

Prior to March 1985, successive Governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit. Since the adoption of a freely floating exchange-rate regime, Governments have undertaken new external borrowing only to rebuild the nation’s external reserves and to meet refinancing needs.

Direct public debt decreased by a net amount of $681 million including swaps between 1 July 2004 and 30 June 2005. This decrease consisted of a net decrease in internal debt of $297 million and a net decrease in external debt of $384 million.

Government gross direct debt amounted to 23.9% of GDP in the year ended June 2005, down from 26.7% the previous year.

National Accounts

In the year to September 2005, the New Zealand economy recorded average annual growth of 2.7%. September 2005 quarter growth was 0.2% following growth of 1.2% and 0.7% in the June and March quarters respectively.

Gross Domestic Product and Gross National Expenditure (1)

The following table shows Gross Domestic Product and Gross National Expenditure in nominal terms for the last five March years:

	2001	2002	2003	2004	2005
	(dollar amounts in millions)
Compensation of Employees	48,163	51,539	54,904	58,693	62,918
Net Operating Surplus	36,947	40,880	41,167	43,966	46,880
Consumption of Fixed Capital	16,558	17,393	18,388	19,056	20,074
Indirect Taxes	14,653	15,444	16,810	17,950	19,170
Less Subsidies	379	381	412	440	485
Gross Domestic Product	115,941	124,875	130,856	139,225	148,558

Final Consumption Expenditure
General Government	20,296	21,790	22,864	24,307	26,483
Private	68,692	72,435	76,709	81,728	87,530
Physical Increase in Stocks	1,419	1,888	769	1,159	1,638
Gross Fixed Capital Formation	23,595	25,846	27,749	31,527	34,923
Gross National Expenditure	114,002	121,959	128,090	138,721	150,574

Exports of Goods and Services	41,159	43,694	42,339	40,455	43,142
Less Imports of Goods and Services	39,219	40,778	40,095	40,159	44,732
Expenditure on Gross Domestic Product	115,941	124,874	130,334	139,016	148,984

(1)          2005 data provisional. Prior data revised.

Gross Domestic Product by Production Group (1)

The following table shows Gross Domestic Product by major industries at constant 1995/96 prices:

	Year ended 31 March					2005 % of
	2001	2002	2003	2004	2005	Total
	(dollar amounts in millions)
Finance Insurance & Business Services, etc	26,129	27,596	28,650	29,566	30,394	24.5%
Manufacturing	16,791	17,066	18,216	18,480	18,779	15.2%
Personal & Community Services	12,686	13,390	13,842	14,338	14,918	12.0%
Transport & Communication	10,452	11,121	11,720	12,260	12,945	10.5%
Wholesale Trade	8,892	9,346	9,717	10,111	10,791	8.7%
Retail, Accommodation, Restaurants	7,704	8,001	8,418	8,860	9,393	7.6%
Construction	4,293	4,515	5,138	5,718	6,123	4.9%
Agriculture	5,525	5,579	5,498	5,590	5,610	4.5%
Government Administration & Defence	4,290	4,380	4,571	4,835	5,122	4.1%
Fishing, Forestry, Mining	2,991	3,024	3,112	2,872	2,799	2.3%
Electricity Gas & Water	2,218	2,151	2,321	2,344	2,451	2.0%

Gross Domestic Product	105,975	110,146	115,290	119,401	123,841	100.0%
Annual Average % change	2.1	3.9	4.7	3.6	3.7

Primary Industries	8,520	8,607	8,575	8,513	8,486	6.9%
Goods Producing Industries	23,322	23,737	25,689	26,552	27,380	22.1%
Services Industries	69839	73462	76500	79507	82996	67.0%

(1)                       2005 data provisional. Prior years’ data revised.

Prices and Costs

New Zealand experienced a substantial improvement in inflation performance during the 1990s relative to previous decades. Annual inflation as measured by the Consumers Price Index (CPI) remained below 3% from the September 1991 quarter through to the June 2000 quarter. Inflation peaked at 3.9% in 2000 as a result of strong growth in the economy and a fall in the value of the New Zealand dollar. Inflation declined to 1.5% on an annual basis in the year to June 2003 and remained close to that rate until June 2004 when it increased to 2.4%. Inflation in the year to September 2005 was 3.4% as increases in oil prices flowed through to higher petrol prices. Annual CPI inflation in the December 2005 quarter was 3.2%.

Behind the headline number there have been quite different profiles for tradable and non-tradable inflation. The current strength in the domestic economy, particularly in the housing market, has resulted in strong non-tradable inflation. Annual non-tradable inflation of 4.3% was recorded for the year to December 2005. In contrast tradable inflation has been quite low due to the strength in the currency and discounting in international airline travel, with tradable prices recording an annual increase of 0.7% in the year to June 2005. Recently, higher oil prices have led to a rapid increase in annual tradable inflation to 1.7% in the December 2005 quarter.

Other price measures reflect the current position of the economy. The terms of trade have strengthened significantly over the last couple of years as higher prices for New Zealand’s commodity exports offset higher import prices, notably for oil. There was a slight fall in the terms of trade in the June and September 2005 quarters, mainly as a result of higher oil prices. Producer price inflation (for all industry inputs) was negative for most of the period from the second half of 2002 until the first quarter of 2004, but turned positive in the year to June 2004 and rose to an annual rate of 6.1% in the September 2005 quarter as increases in commodity prices (including oil) outweighed the effect of the strong New Zealand dollar. Wages have been growing at moderate rates but have picked up recently, reflecting the increasing tightness in the labour market. The index of all salary and wage rates for a set quantity and quality of labour averaged around 2.3% per annum in 2003 and 2004, but rose to 3.0% in the September 2005 quarter.

The following table shows on a quarterly basis the Terms of Trade Index, the Producers Price Index, the Consumers Price Index, and the Labour Cost Index and, in each case, the percentage change over the same quarter for the previous year.

Prices and Costs

		Terms of Trade Index (1)		Producers Price Index (2)(3)		Consumers Price Index (4)		Labour Cost Index (5)
2001	March	1,057	12.2	1,130	8.0	1,044	3.1	995	1.8
	June	1,045	9.3	1,146	8.1	1,053	3.2	1,000	1.7
	September	1,057	5.2	1,169	6.2	1,059	2.4	1,005	2.0
	December	1,034	3.3	1,163	1.8	1,065	1.8	1,011	2.1
2002	March	1,050	-0.7	1,162	2.8	1,071	2.6	1,016	2.1
	June	1,000	-4.3	1,163	1.5	1,082	2.8	1,021	2.1
	September	982	-7.1	1,145	-2.1	1,087	2.6	1,028	2.3
	December	971	-6.1	1,147	-1.4	1,094	2.7	1,033	2.2
2003	March	996	-5.1	1,147	-1.3	1,098	2.5	1,039	2.3
	June	1,007	0.7	1,141	-1.9	1,098	1.5	1,044	2.3
	September	1,004	2.2	1,146	0.1	1,103	1.5	1,052	2.3
	December	1,035	6.6	1,146	-0.1	1,111	1.6	1,057	2.3
2004	March	1,057	6.1	1,140	-0.6	1,115	1.5	1,062	2.2
	June	1,080	7.2	1,158	1.5	1,124	2.4	1,068	2.3
	September	1,077	7.3	1,175	2.5	1,131	2.5	1,075	2.2
	December	1,081	4.4	1,185	3.4	1,141	2.7	1,083	2.5
2005	March	1,105	4.5	1,188	4.2	1,146	2.8	1,089	2.5
	June	1,091	1.0	1,212	4.7	1,156	2.8	1,096	2.6
	September	1,085	0.7	1,247	6.1	1,169	3.4	1,107	3.0
	December	N/A	N/A	N/A	N/A	1,177	3.2	N/A	N/A

(1) Base: June quarter 2002 = 1000.

(2) Base: December quarter 1997 = 1000.

(3) All industry inputs.

(4) Base: June quarter 1999=1000.

(5) All industry ordinary time salary and wage. Base: December quarter 1992 = 1000.

Labour Markets

New Zealand has a decentralised labour market. Enterprise bargaining predominates in the negotiation of the terms and conditions of employment. The Employment Relations Act 2000 provides the statutory framework that supports the building of productive employment relationships. The legislation promotes collective bargaining in various ways, such as providing that only unions and employers can be parties to collective agreements, and giving employees the right to strike in pursuit of multi-employer contracts. It also requires the parties to employment relationships (unions, individual employees and employers) to deal with each other in good faith. At the same time, individual choice is protected, in terms of freedom of association and union membership and the choice of collective and individual employment agreements. The legislation promotes mediation to assist in the early resolution of workplace disputes.

In 2004, the Government made amendments to strengthen the Act to ensure it is better able to achieve its key objectives of promoting good faith, collective bargaining and the effective resolution of employment relationship problems. The amendments also provide protective measures for employees affected by the sale, transfer or contracting out of businesses.

A set of minimum employment standards also underpins employment relationships and protects the more disadvantaged in the workforce. Legislation here includes the Minimum Wage Act, the Equal Pay Act, the Holidays Act and the Parental Leave and Employment Protection Act.

Employment growth has been strong over the past decade, with annual growth averaging 2.8% over the last four years. The labour force participation rate remains high at 68.2% in September 2005, which, combined with working-age population growth, saw the labour force grow 3.0% in the year to September 2005. The unemployment rate has also continued to decline, from around the 6% to 8% range in the late 1990s, to 3.4% in September 2005, the lowest level in 17 years. In addition, the number of those unemployed for 27 weeks or more has been declining over the past decade.

The last decade has also seen a lift in labour productivity growth. However, the lift in employment over the last few years has also seen a weakening in labour productivity growth. In the year to September 2005, labour productivity fell 0.3%. Improvements in productivity growth need to be achieved if New Zealand is to improve its ranking amongst OECD countries. Growth depends on the ability of firms to move resources into productive activities, and for productive new firms to replace less productive ones. From this perspective, New Zealand’s relatively high rate of job turnover and of firm creation and destruction suggests that there is a relatively low level of regulatory and institutional impediments to employment, disinvestment and innovation. Attention continues to be given to building up skill levels in the workforce and to addressing skill shortages.

INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS

Primary Industries

The agricultural, horticultural, forestry, mining and fishing industries play a fundamentally important role in New Zealand’s economy, particularly in the export sector and in employment. Overall, the primary sector accounts for 6.8% of GDP and contributes over 50% of New Zealand’s total export earnings.

Agriculture and Horticulture

Agriculture directly accounts for around 4.5% of GDP, while the manufacture of primary foods accounts for a further 2.1% of GDP. However, downstream activities, including transportation, rural financing and retailing related to agricultural production also make important contributions to GDP.

The importance that agriculture plays in the New Zealand economy was highlighted during the 1997/98 and 1998/99 summers, when drought conditions adversely affected agricultural production, reducing export and GDP growth. Recent climatic conditions have also been less favourable for pastoral production, with poor weather conditions at the end of 2004 and early 2005 hampering milk and meat production.

The changing makeup of pastoral based production over the past two decades reflects the relative returns of different farming types. Sheep stock numbers have dropped dramatically while dairy cattle and deer have increased.

Horticultural crops have become increasingly important, with the principal crops being apples and kiwifruit. Other significant export crops include wine, onions, processed vegetables, squash and seeds. The value of horticultural exports is estimated to be around $2.2 billion per annum.

The following table shows sales of the principal categories of agricultural products for the years indicated, and as a percentage of total sales for 2005.

Gross Agricultural Production (1)

	Year ended 31 March					2005
	2001	2002	2003	2004	2005	% of Total
	(dollar amounts in millions)
Dairy	5,028	6,182	4,710	5,700	5,470	32.6%
Sheepmeat	1,759	1,940	2,030	1,760	1,850	11.0%
Cattle	1,834	2,139	2,080	1,950	1,970	11.7%
Agricultural services	1,712	2,043	2,210	2,240	2,360	14.0%
Fruit	1,091	1,193	1,350	1,380	1,440	8.6%
Sales of live animals	1,149	1,349	791	708	778	4.6%
Vegetables	648	712	810	903	831	4.9%
Wool	693	664	707	676	521	3.1%
Crops and seeds	335	423	495	430	410	2.4%
Other horticulture	281	287	326	263	292	1.7%
Non-farm income	194	214	193	232	241	1.4%
Other farming	198	177	148	182	185	1.1%
Pigs	147	167	162	128	152	0.9%
Deer	206	205	168	177	191	1.1%
Poultry/eggs	95	116	121	128	125	0.7%
Value of livestock change	365	287	52	-11	-1	0.0%
TOTAL GROSS REVENUE	15,735	18,098	16,300	16,800	16,800	100%
LESS INTERMEDIATE CONSUMPTION	-7,670	-8,424	-8,510	-8,720	-8,830
AGRICULTURE CONTRIBUTION TO GDP	8,065	9,674	7,840	8,110	7,990

(1) 2003 - 2005 data estimated

Forestry

The output of the forestry and logging sector fell 1.4% in real terms in the year to September 2005. Forestry and logging makes up around 1.1% of GDP and is the basis of an important export industry with more than 68% of wood from the planted production forests eventually being exported in a variety of forms, including logs, wood chips, sawn timber, panel products, pulp and paper and further manufactured wooden products including wooden furniture.

For the year ended September 2005, the value of exports of forestry products was $2,850 million (f.o.b.), 9.3% of New Zealand’s total merchandise exports. The largest markets for forestry exports are Japan and Australia. The Republic of Korea, the United States and China are important developing markets. Forestry and wood product export volumes fell 1.1%% in the year to September 2005.

New Zealand’s climate and soils are well-suited to the growth of planted production forests. These forests cover an area of 1.8 million hectares and produce over 99% of the country’s wood. Radiata pine, which makes up 89% of the plantation estate, matures in 25 to 30 years, more than twice as fast as in its natural habitat of California. This species has had considerable research investment and has demonstrated its versatility for a wide range of uses. The second most important species is Douglas fir, which makes up 6% of the planted forest area.

New Zealand’s total planted forest growing stock at 1 April 2004 was estimated at 398 million cubic metres. For the year ended June 2005, an estimated 19.3 million cubic metres of wood were harvested from production forests. Of this, 5.1 million cubic metres were exported as logs and the balance was manufactured into a range of products, including 4.4 million cubic metres of sawn timber; 1.8 million cubic metres of wood panels and 1.6 million tonnes of wood pulp (made from harvested logs plus residues from sawmills). The wood pulp was then exported as unprocessed pulp (857,000 tonnes) or manufactured into paper and paperboard (939,000 tonnes, including from recycled paper).

Forecasts indicate that the current annual harvest of 19.3 million cubic metres could increase to 28 million cubic metres by 2010.

Fishing

New Zealand has an Exclusive Economic Zone (EEZ) of 3.1 million nautical square kilometres supporting a wide variety of inshore fish, some large deep-water fin fish, squid and tuna. New Zealand’s unpolluted coastal waters are also well-suited to aquaculture. The main species farmed are Pacific oyster, green-lipped mussels and quinnat salmon.

Fishing is a major New Zealand industry and the fourth largest merchandise export earner. Fish and other seafood accounted for $1,119 million in export revenues in the year ended September 2005, about 3.6% of total merchandise exports. The most important export species are green-lipped mussels, hoki, mackerel, squid and tuna. Smaller volume but high value exports are rock lobster, abalone and orange roughy. The main export markets are the United States, Japan and Australia.

The New Zealand domestic fishing fleet has grown substantially in recent years and investment in processing capacity has increased accordingly. The conservation and management of the fisheries is based on a quota management system designed to protect the future sustainability of the fisheries while facilitating their optimum economic use. The system uses market forces, together with scientific assessments of fish stocks, to allocate fishing rights without arbitrarily restricting fishing methods.

Energy and Minerals

New Zealand has significant natural energy resources, with good reserves of coal, natural gas and oil/condensate, extensive geothermal fields, and a geography and climate which have supported substantial hydro-electric development. The main minerals mined, in addition to coal, are gold, silver, ironsands, various industrial minerals and gravel for construction.

Programmes for the exploitation of New Zealand’s energy resources were accelerated after the first oil shock in 1973. Oil and gas exploration was increased and energy conservation programmes were developed and promoted. As a result, New Zealand is able to meet a significant proportion of its overall energy requirements..

Since 1984, the Government has separated its commercial activities from its policy and regulatory functions in the energy sector and has deregulated the previously controlled oil, gas and electricity markets. Notably franchise area restrictions have been removed, operations of electric supply authorities corporatised and information disclosure regimes introduced for the electricity and gas industries.

Natural Gas:  Natural gas is currently produced from the large offshore Maui field and some smaller onshore fields. There are three main groups of users of gas in New Zealand; electricity generation (40%), petrochemical production (40%) and reticulation (20%). Gross natural gas production has averaged over 250 petajoules per annum over the past few years but this is reducing as the Maui field draws down and is replaced by other smaller and more diverse fields.

Oil:  New Zealand’s crude oil and condensate production was 777,000 tonnes in the year ended 30 September 2005, of which 91% was exported. Total crude petroleum imports were 3.9 million tonnes. Domestic gasoline production was 1.6 million tonnes, of which about 25 percent was premium unleaded petrol and 75 percent regular unleaded petrol. Domestic consumption of gasoline was 2.4 million tonnes. Total domestic consumption of gasoline, diesel, fuel oils and other fuel products was around 6.2 million tonnes.

Coal:  Coal is New Zealand’s most abundant energy resource with total in-ground resources estimated at about 15 billion tonnes. Of this, 8.6 billion tonnes is judged to be economically recoverable from 42 coalfields. Of this amount, 80% is relatively low-grade lignite, 15% is middle-grade sub-bituminous, and the remaining 5% is bituminous. Lignite is used mainly for industrial fuel and sub-bituminous coal for industrial fuel, steel manufacture, electricity generation and domestic heating. Bituminous coal, which is typically very low ash, low sulphur coking coal, is mainly exported for metallurgical applications.

Coal “reserves” refer to that portion of the coal resource that is known to be recoverable under current technological and economic conditions. Total measured coal reserves are approximately 15 billion tonnes. In the year to March 2005, total coal production was 5.2 million tonnes, of which approximately 2.0 million tonnes of coking coal were exported.

Electricity:  In 1994, the Government commenced a process for the restructuring of the state-owned electricity sector to promote greater economic efficiency in the electricity generation, distribution and retail industries. This also involved requiring local power companies to separate the ownership and control of line businesses from their energy retailing and generation activity.

As a result, the transmission and generation functions of the former State-Owned Enterprise (SOE), the Electricity Corporation of New Zealand (ECNZ), were separated, with a new SOE, Transpower, undertaking the transmission functions. The generation assets of ECNZ have since been further separated, with approximately a third being privatised and now operating as Contact Energy, and the remainder being split into three competing SOEs; Meridian Energy, Genesis Power and Mighty River Power.

During 2003, the Government established an Electricity Commission to govern the electricity industry. This was triggered by the failure of the electricity industry to establish a self-governance regime as originally envisaged by the Government. Government regulations and rules have replaced the previous trading arrangement. Regulation-making powers are also available in the Electricity Act 1992 (as amended in 2001) covering a broad range of other industry issues such as transmission pricing and investment.

The Electricity Commission is also tasked with ensuring long-term security of electricity supply, primarily through the provision of dry-year reserve generation capacity to ensure that electricity demand can be met in a “1 in 60” dry year without the need for national conservation campaigns. A 155-megawatt reserve generation plant has been built to meet this objective.

The four main electricity generation companies have a combined total net capacity of about 7,000 megawatts and together generate about 80% of the nation’s power. Private companies operating stand-alone power and cogeneration plants produce the rest. Hydro-electric is the main source of power, with thermal and geo-thermal making up the balance. There is a small but increasing amount of wind power generation.

Manufacturing

New Zealand’s manufacturing industries make an important contribution to the national economy. In the 12 months to September 2005, manufacturing sector output accounted for 14.9% of real GDP. The proportion of the labour force employed in manufacturing was 13.8%.

Annual average growth in manufacturing was around 1% to 2% during much of 2001 and 2002 but lifted to just under 7% early in 2003. It has since fallen 0.7% in the year ended September 2005 as the high New Zealand dollar resulted in exports becoming less competitive overseas. Primary sector processing (food and forestry) makes up a significant proportion of the sector.

Exports are a primary driver of growth in the manufacturing sector. The performance of non-commodity manufactured export volumes has been especially impressive, averaging over 5% annually since 1991. An international focus by New Zealand manufacturers, combined with attention to marketing, design, reliability, customer responsiveness and cost, have been key factors in this success.

The following table sets out the sales of goods and services in the manufacturing sector for the five years ended 30 September 2005.

Operating Income of the Manufacturing Sector by Industry Group

	Year ended 30 September					2005%
Industry Division	2001	2002	2003	2004	2005	of Total
	(dollar amounts in millions)
Food
Meat and Dairy	16,588	17,567	15,993	17,050	17,029	24.4%
Other food, beverages and tobacco	9,191	9,452	9,836	10,030	9,997	14.3%
Petroleum, coal and chemical products	7,071	7,101	7,332	7,506	7,969	11.4%
Metal products	5,718	6,049	6,360	7,008	7,318	10.5%
Wood and paper products	6,643	6,882	6,921	7,340	7,136	10.2%
Machinery and equipment	5,938	5,763	5,926	6,506	6,732	9.6%
Printing, publishing and recorded media	3,698	3,470	3,401	3,596	3,772	5.4%
Textile and apparel	2,927	2,969	3,029	2,815	2,743	3.9%
Non metallic mineral products	1,699	1,890	2,124	2,303	2,571	3.7%
Transport equipment	1,902	2,201	2,322	2,329	2,420	3.5%
Funitures and other manufacturing	1,691	1,943	1,977	2,036	2,112	3.0%
TOTAL	63,067	65,287	65,220	68,520	69,799	100.0%

Service Industries

Service industries make up a large proportion of the economy, accounting for about two-thirds of GDP. After slowing in the late nineties, the sector has recorded strong growth In the last four years with growth of 5.3% in the year to September 2002 and 3.5%, 4.6% and 4.1% in the subsequent three years. Export-related activities such as primary sector production and tourism play an important part in trends in this sector.

Within the service sector, retail and wholesale trade, restaurants and hotels comprise a major subcomponent, accounting for just under one quarter of service sector activity. This subcomponent recorded annual average growth of 5.0% in the year to September 2002 and 3.8% in the year to September 2003. The downturn in tourist numbers associated with the outbreak of SARS in Asia and events in Iraq were contributing factors to the weaker growth during 2003. With these temporary factors removed, growth in the year to September 2004 was 6.5% and 5.0% in the year to September 2005.

The transport and communications industries have been particularly strong performers over recent times. Annual average growth was particularly strong over 1999 and 2000 and peaked in the year to June 2000 at just under 11%. In part this reflects growth in the areas of cellular communications and internet services. Annual average growth has since slowed but remains solid at 5.1%, 5.4% and 4.5% in the last three September years.

Financial Services

Growth in the financial and business services sector has generally been much more moderate than in most other service industries. Over recent years, annual average growth rates picked up to 6.1% in June 2002 after falling below 1% in 1998. The financial and business services sector recorded growth of 2.9% in the year to September 2004 and 3.7% in the year to September 2005.

As of 30 June 2005, total assets of the banks registered in New Zealand amounted to $245 billion

Transport

Transport is a major component of economic activity in New Zealand. The country’s transport system owes its characteristics, not only to New Zealand’s dependence on external trade and remoteness from many of its trading partners, but also to its rugged terrain and scattered population and the division of the country into two main islands spanning 2,011 kilometres in length. As a result, the establishment of a comprehensive network of roads (around 92,000 kilometres) and railways (3,900 kilometres) linked to ports and airports has involved capital costs that are high in relation to the size of the population. However, the efficiency of the country’s internal transport system has played a critical role in New Zealand’s economic growth.

Much of this transport infrastructure was developed and operated by government-owned monopolies. Today, the transport sector is largely deregulated and legislative barriers to competition have been removed. Many previously government-owned operations are now privately owned.

New Zealand has progressively moved to a safety audit and monitoring approach in regard to the regulation of the transport sector. The general effect of this move has been to shift more responsibility for safety onto transport operators and other participants in the transport sector.

Roading:  The Government recently enacted legislation that enables tolling schemes for new roads to be undertaken without specific legislation. The capital for these schemes can come from either the public funding body or from private providers in partnership with the Government. The Minister of Transport is responsible for ensuring that these schemes meet the objectives of the wider transport system.

The Government has also announced a package of measures aimed at addressing transport pressures in Auckland. The package includes increases in fuel taxes and road user charges, a government contribution, tolling of new roads and some use of debt towards financing new road construction. The Government will also consider the feasibility and desirability of tolling existing roads. Supporting these funding measures are a set of governance and regulatory changes designed to integrate the planning and delivery of services in the Auckland region across all transport modes.

Railways:  New Zealand’s railway system connects all major population centres and includes inter-island rail ferries. Until October 1990, the system was maintained and operated by the government’s Railways Department. In September 1993, the core business was sold to a consortium of New Zealand and overseas interests and was operated by Tranz Rail Holdings. In 2003, Tranz Rail was taken over by Toll Holdings and renamed Toll Rail.

In 2002, the Government purchased track access rights for the Auckland railway corridor and transferred the corridor to Auckland local authorities to support regional initiatives to reduce traffic congestion.

The Government purchased the national rail network from Toll Rail on 30 June 2004 for the nominal sum of $1, with an agreement to invest $200 million in the network over five years. Toll agreed to invest $100 million over the same period in rolling stock. The intention is that any further investment by the Government will be recovered over time from rail operators via track access charges. The Government now owns and operates the network infrastructure via the New Zealand Railways Corporation (now trading under the name “ONTRACK”), with Toll continuing to provide rail services and having exclusive access to the majority of the rail network.

Shipping: Around 90% of New Zealand’s total international trade by volume is carried by sea, with more than 30 global and regional shipping lines calling at New Zealand ports. Coastal shipping provides intra and inter-island links and plays a key role in the distribution of petroleum products and cement.

Benefits from the reform of New Zealand’s port industry have been realised through corporatisation and privatisation of the ports and in lower stevedoring costs stemming from receptiveness to new technology, changes in conditions of employment and reduced manning levels. Foreign vessels are permitted to compete on the previously regulated coastal and trans-Tasman routes.

Civil Aviation:  New Zealand is one of the most aviation-oriented nations in the world. In a population of just over 4 million, there are more than 8,600 pilots and 3,500 aircraft. Large aircraft are used for international and domestic freight and passenger transport. Light aircraft, including helicopters, are used extensively in agriculture, forestry and tourism.

Domestic air services have been deregulated since 1983. In 1986, the overseas investment restrictions on foreign ownership of New Zealand airlines were lifted. New Zealand’s three major international airports and a number of provincial airports have been progressively restructured as limited liability companies. Auckland (AIAL) and Wellington International Airports are now majority privately-owned companies. AIAL was floated on the New Zealand Stock Exchange in 1998.

Efficient international air services are vitally important to New Zealand. Accordingly, New Zealand seeks to conclude liberal and flexible air services arrangements with other countries. There are currently 40 such agreements in place as well as a non-government agreement with Taiwan.

Around 20 international airlines, including Air New Zealand, link New Zealand with the rest of the world with both freight and passenger services. Other foreign airlines serve New Zealand on a code-share basis. International flights operate from a number of international airports, of which Auckland, Wellington and Christchurch are the most significant. Hamilton, Palmerston North, Queenstown and Dunedin are secondary airports used for some international flights, mainly trans-Tasman.

Air New Zealand and Qantas are the largest domestic operators of scheduled services, while a number of smaller operators compete on predominantly provincial routes.

In September 2001, Air New Zealand placed its subsidiary, Ansett, into voluntary administration. This, together with the impact of the events of 11 September, placed Air New Zealand under severe financial distress. Faced with these circumstances, the New Zealand Government announced a rescue package for Air New Zealand. The Government subscribed for new equity in Air New Zealand valued at $892 million, providing it with an 80.4% stake in the airline. The Government has also taken up additional shares in the airline as part of a rights issue to all shareholders at a cost of $150 million, thereby maintaining its proportionate holding in the airline. The Government has also indicated that it might consider bringing in a strategic partner in the future.

Air New Zealand continues to be a publicly listed company on the New Zealand Stock Exchange. In the four years of trading since the events of 2001, Air New Zealand has restructured its operations, which has had the effect of restoring its balance sheet to a sound financial position. The airline has also made profits in each of those financial years and is looking to take delivery of new aircraft during 2006.

Tourism

Tourism is one of the largest single sources of foreign-exchange revenue and a major growth industry in New Zealand. In the year to 30 September 2004, foreign-exchange earnings of $6.6 billion were generated from international visitors (excluding New Zealand’s share of international airfare payments). This was an increase of 6.2% on earnings in the same period the previous year. The country’s scenery, natural environment and a range of outdoor activities make New Zealand a popular tourist destination.

Australia is New Zealand’s closest market and by far the largest source of overseas visitor arrivals at around 876,000 (36.8% of the total) in the year ending 30 September 2005, an increase of 6.3% over the previous year. The next largest markets are the United Kingdom (308,000 or 13.0% of the total), the United States (218,000 or 9.1% of the total) and Japan (160,000 or 6.7% of the total).

Arrivals from a number of Asian markets have also grown strongly over the past decade, including China (85,000 arrivals), Republic of Korea (114,000) and Singapore (31,000 arrivals).

Communications

New Zealand was the first country to open its entire telecommunications market to competitive entry in 1989. Telecom New Zealand was privatised in August 1990 and today all major competitors are privately owned. Latest figures show that there are at least 16 national and international call service providers and 168 Internet Service Providers. Cellular Services are provided by Telecom and Vodaphone.

New Zealand has good broadband access availability (around 95% of dwellings) and significant broadband infrastructure competition in particular areas. Prices of broadband internet access for typical residential use compare well with other OECD countries.

A Telecommunications Commissioner within the Commerce Commission administers regulated telecommunication services, which include network interconnection, telephone number portability and wholesale telecommunication services. The Commissioner’s key functions are to resolve disputes over regulated services, to report to the Minister of Communications on the desirability of regulating additional services and to calculate and allocate the net cost of telecommunication service obligations.

Prior to 1998, most postal services were provided by New Zealand Post Limited, a commercially-run State-Owned Enterprise. The Postal Services Act 1998 permitted full competition in all areas of the postal services market. As a result, there are now a number of registered postal operators offering a range of new postal services and prices. It is expected that competition will continue to grow as a result of the deregulation and substitution to electronic forms of communication.

New Zealand Post used its retail network to expand into retail banking in 2002 with a further expansion into business banking in 2005. New Zealand Post did not have the resources to fund the establishment of the bank, so the Government made a one-off equity investment of $78.2 million to fund the establishment expenses and capital expenditure involved, and to ensure there was sufficient capital to meet Reserve Bank requirements. Since then, New Zealand Post has injected a $55 million into Kiwibank to ensure its capital adequacy. The Government neither guarantees the bank nor subsidises its on-going operations. Kiwibank announced an after-tax profit of $7.2 million for the year ended 30 June 2005. This compares with a loss of $0.5 million for the previous 12 months.

Two major national radio networks are provided by Radio New Zealand Limited, a Crown entity operating under a non-commercial charter. There are numerous private radio stations. Television New Zealand Limited (TVNZ), the state-owned television broadcaster and transmission network provider, is a Crown Company with a charter that sets broad objectives for programme content. TVNZ provides two national free-to-air television channels. Private television operators provide a number of other national and regional channels. Digital and analogue pay TV services are available from satellite and, in some areas, cable delivery platforms.

There are five major daily metropolitan newspapers in the main centres and numerous provincial and community newspapers, all of which are privately owned. In addition there are two national weekly business papers, a number of wire services and a growing number of internet news services.

EXTERNAL SECTOR

External Trade

External trade is of fundamental importance to New Zealand. Primary sector based exports and commodities remain important sources of the country’s export receipts, while exports of services and manufactured products continue to increase. This, together with a reliance on imports of raw materials and capital equipment for industry, makes New Zealand strongly trade-oriented.

Merchandise Trade

After recording a surplus of $962 million in the year to September 2001, the annual merchandise trade balance has fallen over subsequent years to stand at a deficit of $5,769 million in the year to 30 September 2005. Export values of merchandise goods increased by 2.4% over the year to $30.8 billion. Increases in the world prices of many of New Zealand’s commodity exports, particularly lamb, beef and dairy products, offset the impact of the appreciation of the exchange rate and a slight fall in export volumes to see the total value of exports higher for the year.

The value of merchandise goods imports grew by 7.1% to $36.5 billion in the year ended 30 September 2005. Strong growth in import volumes more than offset lower import prices for a number of goods arising from the appreciation of the New Zealand dollar. Higher oil prices also contributed to the growth in the value of merchandise imports.

The following table records the total value of exports and imports of goods since 2001.

Balance of External Merchanise Trade

Year to September	Exports (f.o.b.) (1)	Imports (c.i.f)	Balance of Trade	Exports as % of Imports
(dollar amount in millions)

2001	32,880	31,918	962	103.0
2002	31,682	32,163	-481	98.5
2003	28,730	31,944	-3,214	89.9
2004	30,048	34,129	-4,080	88.0
2005	30,771	36,540	-5,769	84.2

(1)                       Includes re-exports

Trade in Services

Trade in services is dominated by tourist flows. Services exports recorded double digit growth over 1999 and 2000. Growth slowed in late 2001, with visitor arrivals falling after the events of 11 September 2001. Growth subsequently recovered as visitor arrivals bounced back, before another sharp decline in arrivals in the early part of 2003 as a result of SARS and the war in Iraq. Overall, services export volumes increased 1.1% in the year ended September 2005.

The services balance recorded in the Balance of Payments has increased from a deficit of $1,401 million in the year to 30 September 1998 to a surplus of $526 million in the year to September 2005.

Terms of Trade

The terms of trade index was 0.7% higher in September 2005 compared with the same quarter in 2004. Export prices increased 1.4% compared with the same quarter in 2004, while import prices increased 0.6%.

		Export Prices Index (1)		Import Price Index (1)		Terms of Trade Index (1)
2001	March	1,102	20.6	1,043	7.4	1,057	12.2
	June	1,113	16.9	1,066	7.0	1,045	9.3
	September	1,106	5.0	1,046	-0.1	1,057	5.2
	December	1,086	-3.8	1,050	-6.9	1,034	3.3
2002	March	1,063	-3.5	1,013	-2.9	1,050	-0.7
	June	1,000	-10.2	1,000	-6.2	1,000	-4.3
	September	962	-13.0	979	-6.4	982	-7.1
	December	925	-14.8	953	-9.2	971	-6.1
2003	March	898	-15.5	901	-11.1	996	-5.1
	June	886	-11.4	880	-12.0	1,007	0.7
	September	870	-9.6	866	-11.5	1,004	2.2
	December	867	-6.3	838	-12.1	1,035	6.6
2004	March	852	-5.1	806	-10.5	1,057	6.1
	June	914	3.2	846	-3.9	1,080	7.2
	September	903	3.8	838	-3.2	1,078	7.4
	December	892	2.9	826	-1.4	1,081	4.4
2005	March	894	4.9	810	0.5	1.105	4.5
	June	899	-1.6	824	-2.6	1,091	1.0
	September	916	1.4	844	0.6	1,085	0.7
	December	N/A	N/A	N/A	N/A	N/A	N/A

(1)          Base: June 2002 = 1,000

Composition of Merchandise Exports and Imports

The agricultural sector is highly efficient and has steadily increased the value-added component in agricultural exports. Agricultural exports are an important source of export income for the New Zealand economy. Meat and dairy products are the most important agricultural exports – together they accounted for around 31% of total merchandise export volumes in the year ended 30 September 2005.

The manufacturing sector has been a major source of export growth and diversification over the past decade. Volumes of non-commodity manufactured exports have grown solidly since 1990 and now account for around 32% of total merchandise export volumes. The Closer Economic Relations agreement with Australia has contributed to a successful expansion by manufacturers into that market. A focus on design, reliability and cost is also seeing manufacturers make inroads into other markets, particularly Asia and the United States. Despite New Zealand’s geographical position, it now exports a range of manufactured goods, including plastic goods, carpets and textiles, wines and high-tech computer equipment to countries throughout the world.

As New Zealand has become more internationally oriented, imports have played a larger role in the economy. In real terms, imports have more than doubled since 1990.

The following tables show the dollar amounts and percentage distribution of New Zealand’s major exports and imports.

Composition of Principal Merchandise Exports

	Year ended 30 September					2005%
	2001	2002	2003	2004	2005	of Total
	(dollar amounts in millions)
Dairy Produce etc	6,217	5,517	4,589	4,973	5,061	16.4%
Meat and edible meat offal	4,280	4,361	4,132	4,556	4,608	15.0%
Wood and articles of wood	2,223	2,459	2,213	2,106	1,938	6.3%
Mechanical machinery	1,093	1,118	1,147	1,289	1,437	4.7%
Fruit	991	1,161	994	1,335	1,164	3.8%
Fish, crustaceans and molluscs	1,331	1,383	1,128	1,108	1,119	3.6%
Aluminium and articles thereof	1,303	1,133	941	1,040	1,052	3.4%
Electrical machinery	916	811	791	878	890	2.9%
Iron and steel	519	531	554	672	691	2.2%
Wool and other animal fibres	888	785	817	726	663	2.2%
Casein and caseinate	1,379	1,061	876	744	627	2.0%
Wood pulp	626	544	435	531	501	1.6%
Mineral fuels	909	542	443	349	477	1.6%
Plastics and articles thereof	397	409	378	397	441	1.4%
Raw hides and skins	871	711	626	535	439	1.4%
Paper and paper product	704	627	338	371	411	1.3%
Vegetables	454	439	417	377	354	1.2%
Precious stones, metals & jewellery	267	300	282	307	313	1.0%
All other commodities	6,442	6,567	6,502	6,628	7,210	23.4%
TOTAL NEW ZEALAND PRODUCE	31,810	30,459	27,603	28,922	29,396	95.5%
Re-exports	1,070	1,223	1,127	1,126	1,375	4.5%
Total Merchandise Exports F.O.B.	32,880	31,682	28,730	30,048	30,771	100.0%

Composition of Principal Merchandise Imports

	Year ended 30 September					2005%
	2001	2002	2003	2004	2005	of Total
	(dollar amounts in millions)
Vehicles	3,479	4,324	4,661	4,957	5,111	15.0%
Mechanical Machinery	3,984	4,225	4,107	4,473	4,770	14.0%
Mineral fuels	3,204	2,676	2,834	2,993	4,037	11.8%
Electrical machinery	3,081	2,670	2,626	3,153	3,103	9.1%
Plastic and articles thereof	1,250	1,206	1,138	1,169	1,306	3.8%
Optical, photographic, etc	958	953	931	1,033	1,069	3.1%
Pharmaceutical products	748	749	727	779	894	2.6%
Paper and paperboard	857	851	853	875	861	2.5%
Aircraft	724	813	841	1,175	686	2.0%
Apparel and clothing accessories: not knitted	605	597	583	601	631	1.8%
Apparel and clothing accessories: knitted	428	464	463	547	627	1.8%
Iron or steel articles	428	464	463	547	627	1.8%
Rubber and articles thereof	355	380	364	386	401	1.2%
Chemical products n.e.s	383	406	347	342	379	1.1%
Iron and steel	395	361	363	358	360	1.1%
Printed books, newspapers, etc	395	361	363	358	360	1.1%
Toys, games and sports requisites	357	371	379	322	352	1.0%
Organic chemicals	364	348	299	298	317	0.9%
Ships and boats	247	114	203	116	241	0.7%
Inorganic chemicals	212	194	156	161	182	0.5%
All other commodities	7,399	7,608	7,249	7,395	7,815	22.9%
TOTAL MERCHANDISE IMPORTS VFD	29,853	30,135	29,950	32,038	34,129	100.0%
C.I.F. Value	31,918	32,163	31,944	34,128	36,540

Geographic Distribution of External Trade

New Zealand’s trading relationships are becoming increasingly based around Pacific Rim countries. New Zealand’s three largest export markets – Australia, Japan and the United States – accounted for 46% of New Zealand’s exports and 43% of imports in the year ended 30 September 2005.

Geographic Distribution of Exports (1)

	Year ended 30 September					2005 % of
	2001	2002	2003	2004	2005	Total
	(dollar amount in millions)
Australia	6,164	6,295	6,121	6,259	6,631	21.5%
United States	4,885	4,843	4,209	4,332	4,274	13.9%
Japan	4,276	3,664	3,188	3,343	3,377	11.0%
China, Peoples Republic of	1,229	1,420	1,439	1,685	1,532	5.0%
United Kingdom	1,580	1,540	1,350	1,455	1,431	4.7%
Korea, Republic of	1,387	1,440	1,049	1,166	1,085	3.5%
Germany	883	851	791	707	804	2.6%
Taiwan	737	695	657	694	719	2.3%
Philippines	557	509	489	460	530	1.7%
Canada	622	679	580	497	526	1.7%
Hong Kong	839	668	571	558	514	1.7%
Malaysia	705	618	559	510	491	1.6%
Belgium	566	574	621	585	482	1.6%
Indonesia	579	496	391	396	438	1.4%
Singapore	420	398	318	338	435	1.4%
Italy	596	465	466	452	433	1.4%
France	350	392	387	356	406	1.3%
Thailand	394	387	323	355	346	1.1%
Other Countries	6,111	5,748	5,221	5,900	6,317	20.5%
TOTAL v.f.d	32,880	31,682	28,730	30,048	30,771	100.0%

(1) Free on Board value. Including re-exports.

Geographic Distribution of Imports (1)

	Year ended 30 September					2005 % of
	2001	2002	2003	2004	2005	Total
	(dollar amount in millions)
Australia	6,757	6,881	6,868	7,080	7,570	22.2%
China, Peoples republic of	2,080	2,313	2,571	3,008	3,622	10.6%
Japan	3,200	3,477	3,485	3,562	3,577	10.5%
United States	4,675	4,392	3,809	3,763	3,326	9.7%
Germany	1,402	1,498	1,609	1,690	1,749	5.1%
United Kingdom	1,133	1,144	1,014	1,040	1,132	3.3%
Singapore	567	559	566	877	1,076	3.2%
Korea, republic of	659	725	800	853	992	2.9%
France	569	615	668	1,100	980	2.9%
Thailand	460	511	516	572	847	2.5%
Italy	655	758	732	776	829	2.4%
Taiwan	637	616	670	740	817	2.4%
Malaysia	924	724	817	748	774	2.3%
Indonesia	391	375	360	375	505	1.5%
Canada	434	369	405	699	394	1.2%
Sweden	333	342	314	328	357	1.0%
Belgium	264	338	324	311	305	0.9%
Saudi Arabia	521	391	215	206	290	0.8%
Switzerland	227	211	216	217	265	0.8%
Hong Kong	157	136	139	154	201	0.6%
Other countries	3,808	3,760	3,852	3,939	4,521	13.2%
TOTAL	29,853	30,135	29,950	32,038	34,129	100.0%

(1) Value for Duty

Principal Trading Partners

Australia:  Australia is New Zealand’s largest trading partner. In the year ended 30 September 2005, bilateral trade amounted to $14.2 billion, or 22% of total exports and imports.

Trade with Australia has flourished since the Closer Economic Relations Agreement (CER) came into operation in 1983. The original objective of CER was to join the two countries in a free trade area by 1995. The agreement was extended to cover trade in services from 1 January 1989. Full free trade in goods was achieved on 1 July 1990, four years ahead of schedule. The two countries also agreed to work towards the harmonisation of administrative procedures in the areas of quarantine, customs and business law, and to restrict the use of industrial assistance policies affecting bilateral trade. There has long been free movement of labour between the two countries.

The 1996 annual review of CER by Trade Ministers resulted in the signing of further major agreements, the most significant being the Trans-Tasman Mutual Recognition Agreement, which was implemented in May 1998. Under this agreement any goods that can be sold legally in New Zealand may also be sold in Australia, and vice versa, and any person registered to practise an occupation in one country can practise the same occupation in the other.

The Agreement was reviewed in 2003. Overall, the review found that the Agreement was working well and contributing significantly to trans-Tasman mobility of goods and labour. That said, both countries are continuing to work together to identify opportunities for further reducing barriers to trans-Tasmantrade and factor mobility in support of the objective of a single economic market.

In 2000, the two countries entered into a Memorandum of Understanding (MOU) of Coordination of Business Law. The MOU seeks to facilitate trans-Tasman trade by reducing compliance burdens for companies, particularly small companies, by coordinating business laws between the two countries. Following a review in 2005, a revised MOU was signed in February 2006. This revised MOU includes a new agenda for coordination of business law over the next five years.

In February 2006, the two Governments also agreed to mutually recognise regulations around securities offerings. In addition, they agreed to legislative changes that will require the banking supervisors in each country to support the other and to consider the actions on financial system stability in the other country.

New Zealand’s main exports to Australia include timber and wood pulp, refrigerators, crude oil and wood products.

United States:  The United States is New Zealand’s second largest single trading partner and bilateral trade amounted to $7.6 billion in the year ended 30 September 2005. Exports to the United States comprised 13.9% of New Zealand’s total exports. In the same year, the United States supplied 9.7% of New Zealand’s total imports, the major categories being heavy industrial goods, aircraft, computers and technology.

New Zealand’s major exports to the United States are beef, casein, timber, lamb, cheese and a growing range of manufactured goods. The development of trade in dairy products has been constrained by long-standing quotas on these items.

Japan:  Japan is New Zealand’s third largest single trading partner, with bilateral trade amounting to $7.0 billion in the year ended 30 September 2005. Japan took around 11% of total merchandise exports in the year to 30 September 2005. Key exports to Japan include aluminium, wood, dairy products, fish, kiwifruit, meat, vegetables and other fruits

Japan is also a major supplier of New Zealand’s imports, providing 10.5% of total imports in the year to 30 September 2005. Imports from Japan are dominated by technology intensive appliances, including motor vehicles.

European Union:  The members of the European Union are important trading partners for New Zealand. Together, the Union members constitute New Zealand’s second-largest export market grouping, taking 16% of exports (in value terms) and providing 20% of imports in the year to September 2005. Bilateral trade with the European Union amounted to $11.6 billion or around 18% of total exports and imports.

Asian Economies:  The Asian economies of the Republic of Korea, Taiwan, Hong Kong, China, Malaysia, Indonesia, Singapore, Thailand, and the Philippines continue to be important trading partners for New Zealand. These economies are all in the top 20 largest single export markets for New Zealand and accounted for around 20% of merchandise exports in the year ended 30 September 2005.

Foreign Investment Policy

New Zealand welcomes foreign investment that contributes to the economic and social well-being of New Zealanders. New Zealand’s regulations governing foreign investment are liberal by international standards and New Zealand maintains specific foreign investment restrictions in only a very few areas

New Zealand’s foreign investment regime has recently been reviewed and the new Overseas Investment Act 2005 came into force at the end of August 2005. A key aim of the review was to focus New Zealand’s foreign investment regime on assets of particular sensitivity to New Zealand. This has included liberalising the regime in areas of less sensitivity such as business investment and purchases of urban land. Under the new Act an “overseas person” must obtain consent to acquire fishing quota, acquire or take “control” of 25% or more of non-land business assets worth more than $100 million and to purchase certain categories of sensitive land. Sensitive land includes rural land over 5 hectares, the foreshore and seabed, most offshore islands and certain other categories of sensitive land of over 0.2 hectares.

All foreign investors wishing to invest in sensitive New Zealand assets must pass an investor test. For non-land investors and investors in sensitive land that intend to reside in New Zealand permanently, this is the sole test. The criteria for determining consent for foreign investment in sensitive land by an investor not intending to reside permanently in New Zealand has been widened under the new Act and includes economic development, protection of native flora and fauna and, for some categories of land, whether the land has been offered for sale to the government or placed on the open market. All plans taken into account when granting consent for a foreign investment are made conditions of consent for that investment. The Act is administered by the Overseas Investment Office - a dedicated unit located within Land Information New Zealand.

There are no restrictions on the movement of funds in or out of New Zealand, or on repatriation of profits. No additional performance measures are imposed on foreign-owned enterprises.

Foreign Investment Inflows (1)(2)

	Year ended 31 March
	2001	2002	2003	2004	2005
	(dollar amounts in millions)
Foreign Direct Investment	10,935	-595	3,532	6,596	4,027
Foreign Portfolio Investment	3,909	4,081	6,653	7,414	4,184

(1) financial account completed according to principles set out by IMF in 5th edition of the Balance of Payments Manual.

(2) Prior years data revised.

The stock of foreign direct investment in New Zealand stood at $77.2 billion as of 31 March 2005. Australia and the United States are the largest contributors to total foreign direct investment in New Zealand, with investments worth $35.2 billion and $9.2 billion respectively. The Netherlands is the third largest investor with a total of $6.3 billion.

In contrast, the stock of direct investment abroad by New Zealand was $19.0 billion as at 31 March 2005.

Balance of Payments

In the last five years, the current account deficit has fluctuated in a range of 2.9% to 8.5% of GDP. The deficit stood at 8.5% for the 12 months to 30 September 2005. A key feature of New Zealand’s current account deficit is the large deficit on investment income, reflecting New Zealand’s net foreign liability position.

In recent years, the current account deficit has been affected by changes in both the investment income deficit and the goods and services balance. Fluctuations in the investment income balance have occurred due to profits accruing to foreign investors in New Zealand moving with the economic cycle in New Zealand, and variable profits earned by New Zealand investments offshore.

Over the last five years, the goods and services balance has varied due to the effects of drought, commodity prices, oil price changes, some large one-off imports and currency movements, as well as New Zealand’s demand for imports and international demand for New Zealand exports. Very strong agricultural export receipts and growth in tourist numbers led to a significant narrowing in the current account deficit in 2001/2002. More recently the impact of the currency on export earnings and the impact of strong domestic growth on import demand, together with an increase in the investment income deficit due to strong profits of foreign-owned firms, have led to an increase in the current account deficit to 8.5% of nominal GDP in the year to 30 September 2005.

Balance of payments statistics are compiled by the Government following principles set out by the IMF in the 5th edition of the Balance of Payments Manual.

Balance of Payments

	Year ended 31 March
	2001	2002	2003	2004	2005	2005(1)(2)
	(dollars amounts in millions)
Current account
Export receipts	31,074	32,866	30,648	29,055	31,114	30,993
Import receipts	29,008	30,534	29,982	30,130	33,516	34,778
Merchandise balance	2,066	2,334	666	-1,075	-2,403	-3,784
Services balance	-126	582	1,578	1,371	813	526
Investment income balance	-7,580	-7,091	-7,043	-7,406	-9,965	-10,202
Transfers balance	482	246	113	390	495	564

Current account balance	-5,159	-3,929	-4,686	-6,720	-11,062	-12,898

Deficit as % of GDP	-4.4	-3.1	-3.6	-4.8	-7.4	-8.5

Financial Account (net)
Foreign investment in NZ	16328	12972	7238	14556	15503	N/A
NZ investment abroad	11486	8817	5008	8469	3069	N/A
Reserves	8	-85	2596	2327	-913	N/A
Financial account balance	4842	4155	2230	6087	12434	N/A

Capital Account
Balance of Capital Account	-181	1516	1,585	723	108

(1)        Provisional

(2)        Year ended September

Foreign-Exchange Rates and Overseas Reserves

The New Zealand dollar has floated freely since March 1985. Since the exchange rate was floated, the Reserve Bank has not intervened directly in the foreign-exchange market to influence the value of the dollar. There are no exchange controls on foreign-exchange transactions undertaken in New Zealand, either by New Zealand residents or non-residents.

Foreign-Exchange Rates

				Trade-
		U.S.A.	Japan	Weighted
		Mid-rate US$	Mid-rate	Exchange Rate
		Per NZ$	Yen per NZ$	Index (1)
Monthly Average in June
2001		0.4148	50.72	50.0
2002		0.4897	60.45	56.5
2003		0.5809	68.70	61.4
2004		0.6293	68.81	64.2
2005		0.7085	77.01	71.0
	July	0.6794	76.02	69.0
	August	0.6950	76.94	69.8
	September	0.6995	77.68	70.3
	October	0.6978	80.03	71.1
	November	0.6899	81.62	71.5
	December	0.6961	82.68	71.9
2006	January	0.6878	79.34	70.1

(1)        The Trade-Weighted Exchange Rate Index is calculated on the basis of representative market rates for a basket of currencies representing New Zealand’s major trading partners. On 30 June 1979, the basket equalled 100.

Overseas Reserves

New Zealand’s official external reserves, as shown in the following table, include the net overseas assets of the Reserve Bank, overseas domiciled securities held by the Government and the reserve position at the International Monetary Fund (IMF). New Zealand’s quota at the IMF was Special Drawing Rights (SDR) of 895 million as of 30 June 2005 (approximately $1,865 million).

	Reserve Bank	Treasury	Reserve	Special	Total
	Overseas	Overseas	Position	Drawing	Official
	Reserves (1)	Reserves	at IMF (2)	Rights	Reserves
	(dollar amounts in millions)
Last Balance Day in June
2001	4,905.7	2,655.5	905.7	35.1	8,502.1
2002	4,445.4	2,040.1	972.6	38.3	7,496.4
2003	5,108.5	3,612.1	1,020.8	41.8	9,783.2
2004	3,832.5	2,589.9	812.7	48.3	7,283.3
2005	4,731.3	5,106.3	512.8	48.6	10,399.1

(1)        Comprises foreign-exchange reserves and overseas investments of the Reserve Bank of New Zealand.

(2)        Equal to New Zealand’s quota, less its New Zealand currency subscriptions and any reserve tranche drawings.

BANKING AND BUSINESS ENVIRONMENT

Supervision of the Financial Sector

The Reserve Bank of New Zealand

The Reserve Bank of New Zealand was established in 1934 as New Zealand’s central bank by Act of Parliament. It is government-owned and holds most of the powers normally associated with a central bank. The Reserve Bank of New Zealand Act 1989 provides the Bank with autonomy to implement monetary policy within the framework of the Act and the Policy Targets Agreement entered into under the Act.

The Reserve Bank, in addition to its role in determining and carrying out monetary policy, is the supervisory authority for New Zealand’s registered banks. The objective of supervision is to promote and maintain the overall soundness and efficiency of the financial system and to avoid significant damage to the financial system that could result from the failure of a registered bank. There are no deposit insurance arrangements operating in New Zealand in respect of registered banks or other financial institutions.

New Zealand’s major banks are subsidiaries of Australian banks. The Reserve Bank recognises the principles underlying the Basle Concordat that the home country should supervise on a consolidated basis and the host country is responsible for the supervision of the operations in the host country. The Reserve Bank is working with the Australian Prudential Regulation Authority to improve regulatory co-ordination under this home-host model. Following the establishment in 2005 of a Trans-Tasman Council to progress co-ordination initiatives, the two countries have agreed to mutually recognise regulations around securities offerings and also to legislative changes that will require banking supervisors in each country to support the other and to consider the impact of their actions on financial stability in the other country.

Central to the Reserve Bank’s banking supervision policy is the promotion of strong market discipline for registered banks. This is achieved principally by requiring banks to publish disclosure statements at quarterly intervals. The disclosure statements contain comprehensive information on a bank’s financial position and risk profile, director attestations as to the adequacy and proper application of a bank’s risk management systems and disclosure of a bank’s credit rating.

Regulatory discipline is also a significant part of the Reserve Bank’s supervisory regime. Registered banks are required to comply conditions of registration such as minimum capital requirements and limits on lending to connected parties.

Should a registered bank experience financial distress, the Reserve Bank, with the approval of the Minister of Finance, has wide-ranging powers to intervene for the purpose of avoiding significant damage to the financial system.

Financial Sector Structural Developments

Since 1984, New Zealand’s financial sector has undergone a process of comprehensive deregulation. The principal objective of deregulation has been to improve the efficiency of the financial sector by making it more competitive and to promote market discipline in financial markets. Policy initiatives have therefore been directed at reducing impediments to competition. Interest-rate and other controls have been removed and regulatory and legislative distinctions between different institutional groups have been reduced.

Deregulation contributed to rapid growth in money market activity, the development of a sizeable secondary market in government securities, the introduction of a wider range of financial instruments, including forward contracts, options and interest and exchange-rate futures, and the growing use of such devices to hedge interest-rate and exchange-rate risk.

One reform of significance was to provide the Reserve Bank with power to register additional banks. Entities wishing to use “bank” in their name or title must be authorised under the Reserve Bank Act as a “registered bank” and are subject to prudential supervision by the Reserve Bank. However, it is not necessary to become a registered bank or to obtain a licence to accept deposits from the public. Non-bank financial institutions taking deposits from the public are subject to prospectus and trust deed requirements under the Securities Act 1978.

Before April 1987, New Zealand had four registered banks, previously known as trading banks. Bank registrations rose to a peak of 23 in August 1990. Since then a number of banks have merged with other banks or withdrawn from the market, although this decline in numbers has been partly offset by new registrations. As at December 2005, there were 16 registered banks. Fourteen of these were subsidiaries or branches of foreign banks.

Several banks offer banking services on the Internet. Most of the registered banks and a few merchant banks operate in the wholesale banking area, while a small number of registered banks provide mainly retail banking services.

Legislation affecting the financial sector is reviewed as necessary to ensure that it fits with modern banking practices. The Reserve Bank of New Zealand Act was amended in 2003. The amendments to the Act included provision for designation of payment systems. CLS Bank was designated in November 2004. This facilitated the entry of the New Zealand dollar into the CLS system, which occurred in December 2004.

All inter-bank settlement and cheque-clearing is performed using modern and well-integrated computerised systems. Systems are in place to allow all large value payments to be settled on a real time gross basis.

Business Law Environment

Company Law

The Companies Act 1993 provides the framework for the formation and governance of companies.

Securities Law

The Securities Act 1978 applies to securities that are advertised or offered to the public. The Act places restrictions on advertisements for securities and requires a prospectus to be prepared before securities can be offered. It also requires an investment statement, which summarises the key features of the offer, to be distributed to an investor before they subscribe to the securities.

The Act also establishes the Securities Commission, which has powers of investigation and enforcement, as well as the power to issue exemptions from some securities law requirements.

The Securities Markets Act 1988 regulates the operation of securities markets and trading behaviour on those markets. The Act establishes a system for registration of securities exchanges and an approval of the rules of securities exchanges and provides for oversight of exchanges by the Securities Commission. It contains prohibitions on insider trading and requires exchanges to have specific rules for continuous disclosure of price-sensitive information. It also requires disclosure of substantial security holdings and directors and officers’ shareholdings.

The Takeovers Act 1993 applies to takeovers of listed companies and those with 50 or more members or shareholders and $20,000,000 or more in assets. The Takeovers Code, established under the Act, regulates acquisitions of over 20% of the securities in those companies. The key general requirement of the Code is that a takeover offer must be made to all shareholders.

Competition Law

The purpose of the Commerce Act 1986, as amended by the Commerce Amendment Act 2001, is to promote competition in markets for the long-term benefit of consumers within New Zealand. Very broadly, the Act prohibits:

•           agreements that have the purpose, effect, or likely effect of substantially lessening competition in a market;

•           the taking advantage of a substantial degree of power in a market to prevent a person entering or engaging in competitive conduct in that or any other market; and

•           business acquisitions that would have, or would be likely to have, the effect of substantially lessening competition in a market.

Financial Reporting Act 1993

The Financial Reporting Act applies mainly to issuers of securities under the Securities Act and to companies. The Act places obligations on such organisations to prepare financial statements that comply with generally accepted accounting practice within five months of its financial year or balance date. Smaller companies that meet proscribed criteria (except issuers of securities and overseas companies) can comply with less stringent reporting requirements, as the benefits of full financial reporting are unlikely to justify the costs for small privately held companies.

The Act establishes the Accounting Standards Review Board (ASRB) to approve Financial Reporting Standards (which form the basis of generally accepted accounting practice). While any entity can submit standards to the ASRB, the practice has been for the Institute of Chartered Accountants New Zealand, a professional body, to develop and submit Financial Reporting Standards for approval by the Board.

The New Zealand Standard Setter is one of the eight national partner standard setters of the International Accounting Standards Board. For some years the ASRB has had a policy of harmonising with International Accounting Standards, and has recently resolved to fully adopt those standards.

MONETARY POLICY

Objectives

The Reserve Bank of New Zealand Act 1989 stipulates that the Bank is to formulate and implement monetary policy directed to the economic objective of achieving and maintaining stability in the general level of prices. The Act requires that there be a Policy Targets Agreement (PTA) between the Minister of Finance and the Governor of the Reserve Bank. The current agreement, signed on 17 September 2002 following the appointment of a new Governor, requires the Bank to target future CPI inflation outcomes in the range of 1% to 3% on average over the medium term. The previous agreement required the Bank to deliver inflation outcomes of 0% to 3% per cent over any 12-month period.

Section 3 of the PTA notes that there is a range of events that will cause the actual rate of CPI inflation to vary about its medium-term trend. This focus means that policy need not react to one-off disturbances that cause the inflation rate to shift in the near term but which would not be expected to disturb its medium-term trend. The Reserve Bank has noted that in typical circumstances it will focus on the outlook for CPI inflation over the next three or so years.

Like the previous PTA, the latest agreement requires the Bank, in pursuing the price stability target, to seek to avoid unnecessary instability in output, interest rates and the exchange rate and to implement policy in a sustainable, consistent and transparent manner.

The Reserve Bank Act provides the Bank with a considerable degree of autonomy to carry out the price stability objective. However, the Act contains certain provisions that enable the Government to override the price stability objective and the PTA, provided this is done in accordance with a set of procedures that would make the override publicly transparent.

Implementation

The Reserve Bank controls the cost of liquidity by setting an Official Cash Rate (OCR). The Bank stands ready to lend cash overnight at 25 basis points above the OCR (the Overnight Repo Rate) and will take deposits at 25 basis points below the OCR (the Overnight Cash Rate). By controlling the cost of liquidity for financial institutions, the Bank has leverage over interest rates faced by households and firms. There are pre-announced dates (eight per year) at which the Bank may reset the OCR; four of these coincide with the publication of the Bank’s Monetary Policy Statements.

As a small open economy, economic activity and inflation in New Zealand can be influenced by both interest rates and the exchange rate. The Bank therefore takes the influence of both of these variables into account when setting the OCR. Other important factors to consider may include credit conditions, inflation expectations and the global economy. The Bank publishes an assessment of economic conditions at quarterly intervals in its Monetary Policy Statements. The Statements contain projections that incorporate a forward path for interest rates that is consistent with achieving the inflation target. These projections are highly conditional, being based on a range of technical assumptions, but they serve to provide some indication of the Bank’s current thinking on the policy outlook.

Since early 2004, monetary policy has been in a tightening phase with the Bank increasing the OCR by a total of 225 basis points from 5 per cent in January 2004 to 7.25 per cent in December 2005. The policy tightening reflects a prolonged period of strength in the domestic economy which has left productive resources stretched and led to a rise in non-tradables inflation. The Bank does not expect to raise the OCR further in this cycle but the possibility of further increases can not be ruled out until the Bank sees clear evidence of a sustained weakening in domestic demand.

In March 2004, the Government provided the Reserve Bank with the capacity necessary to undertake foreign-exchange market interventions deigned to influence the level of the exchange rate under certain circumstances. The purpose of intervention is to reduce the highs and lows of the exchange-rate cycle.

Interest Rates and Money and Credit Aggregates

The following tables show developments in major interest rates and money and credit aggregates since the March quarter of 2000.

Key Interest Rates: Monthly Averages

		Overnight	90-Day Bank Bill	Government Loan Stock Rates			Bank Base Lending
	Month	Cash Rate	Rate	2 Year	5 Year	10 Year	Rates(1)
2001	March	6.35	6.3	5.6	5.7	5.3	10.4
	June	5.75	5.8	6.1	6.5	6.6	9.9
	September	5.55	5.6	5.6	6.2	6.5	9.7
	December	4.75	4.9	4.6	6.2	6.6	9.0
2002	March	4.84	5.31	6.09	6.67	6.88	9.26
	June	5.50	5.96	6.05	6.48	6.64	10.01
	September	5.75	5.86	5.61	5.92	6.17	10.17
	December	5.75	5.95	5.78	5.93	6.28	10.17
2003	March	5.75	5.81	5.39	5.47	5.91	10.18
	June	5.28	5.22	4.80	4.84	5.23	9.73
	September	5.00	5.15	5.30	5.55	5.95	9.56
	December	5.00	5.32	5.65	5.93	6.05	9.61
2004	March	5.25	5.54	5.38	5.59	5.74	9.88
	June	5.68	6.07	5.97	6.16	6.29	10.35
	September	6.18	6.64	6.26	6.18	6.16	10.92
	December	6.50	6.71	6.11	5.98	5.95	11.18
2005	March	6.67	6.99	6.39	6.29	6.16	11.38
	June	6.75	7.03	6.05	5.84	5.71	11.43
	September	6.75	7.09	5.95	5.74	5.71	11.78
	December	7.19	7.66	6.83	5.95	5.83	12.28

(1)        Weighted average base lending rates of the four largest registered banks.

Money and Credit Aggregates:  Annual % Change

	Quarter	M1(1)	M3	Private Sector Credit	Domestic Credit
2001	March	15.5	11.2	5.9	6.9
	June	16.4	14.6	7.9	7.4
	September	17.2	21.2	12.6	10.7
	December	19.8	11.4	8.8	7.4
2002	March	11.0	15.0	12.8	10.9
	June	17.5	12.2	11.4	10.5
	September	11.5	5.8	7.2	6.1
	December	6.4	12.5	9.1	9.4
2003	March	3.0	6.9	6.5	6.9
	June	4.8	4.4	6.5	7.0
	September	10.8	5.1	7.0	7.4
	December	9.0	5.9	8.2	7.6
2004	March	12.6	7.3	9.5	8.1
	June	9.6	8.8	9.3	9.5
	September	2.9	5.9	14.6	13.7
	December	3.2	6.2	12.1	11.9
2005	March	0.7	6.1	13.1	13.6
	June	0.0	8.1	11.7	10.8
	September	0.3	9.2	8.0	8.1
	December	-1.8	6.6	9.8	9.4

(1)        M1 figures include currency in the hands of the public and cheque account balances only.

PUBLIC FINANCE AND FISCAL POLICY

Public Sector Financial System

No public money may be spent by the Government except pursuant to an appropriation by Parliament. At present, there are two methods of appropriation. The first is permanent appropriation, which covers principally the payment of interest on debt and certain fixed charges of the Government, and which does not require the passage of a specific Appropriation Act by Parliament. The second is by annual appropriation, which provides for most of the expenditure of the Government and which does require the passage of a specific Act or Acts each year.

All borrowing by the Government is undertaken under the Public Finance Act 1989, which provides that the Minister of Finance may from time to time, if it appears necessary or expedient in the public interest to do so, borrow money from any person, organisation or Government, either within or outside New Zealand, on such terms and conditions as the Minister thinks fit.

Public Sector Financial Management

In 1994, the fiscal deficit in New Zealand was eliminated after 10 years of difficult political decision-making and management reform. Reform of the public sector financial management system was an integral component of this. New Zealand’s public sector financial management system is now underpinned by two key pieces of legislation, the State Sector Act 1988 and the Public Finance Act 1989, which has been amended and now incorporates the provisions previously contained in the Fiscal Responsibility Act 1994.

State Sector Act 1988. This Act defines the responsibilities of chief executives of departments and their accountability to Ministers. The main objectives of the Act are to improve productivity, to ensure that managers have greater freedom and flexibility to manage effectively and, at the same time, to ensure that managers are fully accountable to the Government for their performance. This has led to the formulation of performance contracts between Ministers and chief executives. These contracts specify expectations of performance and provide a basis for assessment, which may result in a combination of rewards or sanctions.

Public Finance Act 1989. The Public Finance Act 1989 provides the legislative basis for improving the quality and transparency of financial management and information. This is an essential component of the accountability arrangements established under the State Sector Act.

The driving principle behind the Public Finance Act is a move of focus from what departments consume to what they produce. Hence, budgeting and reporting is on an output basis rather than relying solely on information relating to how outputs are produced. Departments were made responsible for outputs (the goods and services they produce) while Ministers were made responsible for selecting the output mix to achieve government outcomes (desired goals).

The Act requires the Crown and all its sub-entities to report on a basis consistent with Generally Accepted Accounting Practice (GAAP). This has significantly improved the comparability and reliability of the financial information reported.

Consistent with the output focus, the Public Finance Act requires additional disclosures such as statements of intent and statements of service performance. The documents go beyond disclosure of financial information and require disclosure of objectives and service and financial management performance. In addition, the Act specifies other Crown disclosures specific to the public sector such as a statement of unappropriated expenditure and a statement of emergency expenditure or expenses or liabilities.

In addition, the Public Finance Act outlines requirements for ex ante information essential for a robust system of government budgeting. The Public Finance Act specifies a number of specific disclosures required for the Estimates (the Government’s Budget documentation). Also as part of ex ante information disclosure requirements, the Act requires departmental forecast reports, Crown Entity statements of intent and statements of corporate intent for State-Owned Enterprises.

The first set of financial statements for the combined Crown (the Government of New Zealand) was produced for the six months ended 31 December 1991. The first annual set was produced for the financial year ended 30 June 1992. From 1 July 1992, the statements also included the Crown’s interest in State-Owned Enterprises and Crown Entities. Monthly Crown Financial Statements are now published for the period of the financial year to the end of each month from September onwards.

Fiscal Responsibility Provisions

The Fiscal Responsibility Act 1994 promoted consistent, good quality fiscal management. This Act has now been repealed but its provisions have largely been incorporated into Part 2 of the Public Finance Act 1989.

Part 2 of the Public Finance Act 1989 now provides the legislative framework for the conduct of fiscal policy in New Zealand. Part 2 encourages better decision-making by the Government, strengthens accountability and ensures more informed public debate about fiscal policy.

Part 2 works by requiring Governments to:

•           follow a legislated set of principles of responsible fiscal management, and publicly assess their fiscal policies against these principles. Governments may temporarily depart from the principles but must do so publicly, explain why they have departed, and reveal how and when they intend to conform to the principles.

•           publish a “Budget Policy Statement” well before the annual Budget containing their strategic priorities for the upcoming Budget, their short-term fiscal intentions, and long-term fiscal objectives. A “Fiscal Strategy Report” that compares Budget intentions and objectives with those published in the most recent Budget Policy Statement is to be published in conjunction with the Budget.

•           fully disclose the impact of their fiscal decisions over a three-year forecasting period in regular “Economic and Fiscal Updates”.

•           present all financial information under Generally Accepted Accounting Practice.

•           require the Treasury to prepare forecasts based on its best professional judgement about the impact of policy, rather than relying on the judgement of the Government. It also requires the Minister to communicate all of the Government’s policy decisions to the Treasury so that the forecasts are comprehensive.

•           refer all reports required under the Act to a parliamentary select committee.

These requirements mean that the government of the day has to be transparent about both its intentions, and the short and long-term impact of its spending and taxation decisions. Such transparency is likely to lead governments to give more weight to the longer-term consequences of their decisions and, therefore, is likely to lead to more sustainable fiscal policy. This increases predictability about, and stability in, fiscal policy settings, which helps promote economic growth and gives people a degree of certainty about the on-going provision of government services and transfers.

Part 2 of the Public Finance Act establishes a set of principles for use as a benchmark against which the fiscal policies of the Government can be judged by Parliament and its Finance and Expenditure Committee.

These principles are:

•           to reduce debt to prudent levels to provide a buffer against future adverse events;

•           to run operating surpluses until prudent debt levels are achieved;

•           to maintain, on average, operating balance once prudent debt levels are reached (i.e., the Government is to live within its means over time, with some scope for flexibility through the business cycle);

•           to achieve and maintain levels of net worth to provide a buffer against adverse events;

•           to manage the risks facing the Crown; and

•           to pursue policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

The presumption is that governments should follow these principles. Governments are allowed to depart temporarily from these principles if they wish. The legislation requires, however, that a government specify its reasons for departure from the principles, how it expects to return to the principles, and when. This recognises the difficulty of attempting to anticipate all future events and, therefore, the need for some short-term policy flexibility, but also requires that departures are transparent and should only be temporary.

Long-Term Fiscal Policy Objectives

The Government’s long-term fiscal objectives have been rearticulated to reflect the change to the presentation of the Crown financial statements introduced from 1 July 2002. There is no change to the Government’s fiscal policy approach as a result of the change to the basis of preparing Crown Financial Statements. The revised objectives are:

Long-term fiscal objectives	To achieve the objectives of fiscal policy, the Government’s high-level focus is on:
Operating balance: Operating surplus on average over the economic cycle sufficient to meet the requirements for contributions to the NZS Fund and ensure consistency with the long-term debt objective.

•   Operating surpluses (measured by the OBERAC) during the build-up phase of the NZS Fund. The focus is on core Crown revenues and expenses, with tax-to-GDP and core Crown expenses-to-GDP around current levels.

•   Because the OBERAC surplus includes the net (after-tax) return on the NZS Fund, which the NZS Fund will retain, the Government is effectively targeting OBERAC surpluses excluding the NZS Fund’s retained investment returns.

•   A robust, broad-based tax system that raises revenue in a fair and efficient way.

•   State Owned Enterprises (SOEs) and Crown entities contributing to surpluses, consistent with their legislation and Government policy.

Revenue: Ensure sufficient revenue to meet the operating balance objective.
Expenses: Ensure expenses are consistent with the operating balance objective.

Debt: Manage total debt at prudent levels. Gross sovereign-issued debt as a percentage of GDP slowly reducing over the longer term and passing through 20% of GDP before 2015.

•   SOEs will have debt structures that reflect best commercial practice. Changes in the level of debt will reflect specific circumstances.

•   Gross sovereign-issued debt-to-GDP will be reducing during the period ahead of the major demographic changes associated with population ageing.

•   Net debt, with NZS Fund assets, is expected to fall towards minus 15% of GDP by 2015 (ie, a net financial asset position).

Net worth: Increase net worth consistent with the operating balance objective.

•   Increasing net worth consistent with the operating balance objective will see net worth at above 50% of GDP by 2015.

•   The NZS Fund is expected to be 21% of GDP by 2015.

•   Consistent with the net worth objective, there will also be a focus on quality investment.

1.     Sovereign-issued debt is debt issued by the New Zealand Debt Management Office (NZDMO) and the Reserve Bank; it excludes debt issued by SOEs and Crown entities and the sovereign-guaranteed debt of SOEs and Crown entities. Gross sovereign-issued debt includes any New Zealand government stock held by the NZS Fund.

Adoption of new Reporting Standard

The Government is currently working on the implementation of the New Zealand IFRS with the intention of fully adopting the standard from 1 July 2007. The likely impacts of the adoption of the NZ IFRS will be:

•      more disclosures in financial statements;

•      more volatility in financial performance as a result of greater use of fair value measurement; and

•      previously off-balance sheet items (e.g., derivatives) brought into the balance sheet.

Current Fiscal Position and 2005 Budget

The following table summarises the Government’s fiscal position according to Generally Accepted Accounting Practice (GAAP) in line with the provisions of the Fiscal Responsibility Act 1994. As required by GAAP, from 30 June 2003 New Zealand’s Crown Financial Statements have been prepared on a fully consolidated line-by-line basis incorporating the revenues, expenses, assets, and liabilities of State-owned Enterprises and Crown Entities. Previously only the net surplus and net investment of these entities were included.

	Year ended 30 June
	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06 Budget(1)
	(dollar amounts in millions)
Statement of Financial Performance
Tax Revenue	34,744	36,215	39,785	42,532	46,624	49,249
Other Revenue	10,762	13,764	17,242	17,855	20,441	20,526
Total Revenue	45,506	49,979	57,027	60,387	67,065	69,775
% of GDP	38.8%	39.9%	43.7%	43.1%	44.4%	43.9%
Expenses	44,213	47,653	55,224	53,057	60,910	64,351
% of GDP	37.7%	38.1%	42.3%	37.9%	40.3%	40.5%
Net surplus of TEI’s	65	78	151	139	133	133
Minority Interest	—	-13	12	-45	(41)	—
Operating Balance	1,358	2,391	1,966	7,424	6,247	5,557
% of GDP	1.2%	1.9%	1.5%	5.3%	4.1%	3.5%
OBERAC	2,115	2,751	5,580	6,629	8,873	5,924
% of GDP	1.8%	2.2%	4.3%	4.7%	5.9%	3.7%
Core Crown information
Revenue	38,005	39,907	43,624	46,932	52,065	54,328
Expenses
Social Security and Welfare	13,207	13,485	13,907	14,252	14,682	15,850
GSF pension expenses (2)	1,112	1,409	2,625	660	2,442	1,430
Health	6,660	7,032	7,501	8,111	8,813	9,839
Education	6,136	6,473	7,016	7,585	7,930	10,033
Core Government Services	1,798	1,540	1,780	1,741	2,217	2,182
Other	5,529	5,838	6,442	7,000	7,911	9,064
Finance Costs	2,304	2,118	2,360	2,252	2,274	2,250
Foreign exchange losses/(gains)	-47	75	118	7	(35)	17
Total Core Crown expenses	36,699	37,970	41,749	41,608	46,234	50,665
Core Crown Cash Flows operating and investing activity	-652	-111	1,217	520	3,104	492
Statement of Financial Position
Property, plant and equipment	45,954	50,536	52,667	57,940	67,494	71,770
Financial Assets	21,848	24,408	30,338	35,531	45,308	46,678
Other Assets	9,878	13,116	16,846	17,201	18,029	17,584
Total Assets	77,680	88,060	99,851	110,672	130,831	136,032
Borrowings	34,760	36,564	38,285	36,825	36,864	36,054
% of GDP	29.6%	29.2%	29.4%	26.3%	24.4%	22.7%
Other Liabilities	31,457	32,676	37,785	38,384	43,984	44,423
Total Liabilities	66,217	69,240	76,070	75,209	80,848	80,477
Net Worth	11,463	18,820	23,781	35,463	49,983	55,555
% of GDP	9.8%	15.0%	18.2%	25.3%	33.1%	35.0%
Gross Sovereign issued debt	36,761	36,202	36,086	35,527	35,045	33,275
% of GDP	31.3%	28.9%	27.7%	25.4%	23.2%	20.9%
Net Core Crown debt	17,021	17,770	16,579	15,204	10,771	10,597
% of GDP	14.6%	14.4%	13.0%	10.8%	7.1%	6.7%

(1) Budget Update announced 19 December 2005

(2) This item is subject to fluctuation due to changes in the long-term after-tax discount rate and demographic factors.

Taxation

The main taxes are the income tax and Goods and Services Tax (GST), a value-added tax. Both are applied at low rates to broad bases. This is the result of the major tax reforms undertaken since the mid-1980s. The introduction of GST in 1986 marked a significant shift in the mix of taxation from direct to indirect tax.

Personal Income Tax

All income other than capital gains is taxed. The effective personal tax scale currently applying to people who earn wage and salary income is as follows:  15% on income up to $9,500 per annum; 21% on income between $9,500 and $38,000, 33% on income between $38,000 and $60,000 and 39% on income above $60,000. Withholding taxes apply to wages and salaries and to interest income and dividends. Fringe benefits are taxed separately.

Tax credits are available to low-income families with children.

The tax treatment of pension funds and other savings is “TTE”: contributions are made from Tax-paid income, fund earnings are Taxed and withdrawals are Exempt.

Indirect Taxes

GST applies at a uniform rate of 12.5%. Financial services and housing rentals are exempt. Additional indirect taxes are applied to alcohol and tobacco products, to petroleum fuels and to gaming. There are also cheque and gift duties.

An additional five cent per litre petrol tax was introduced on 1 April 2005 as part of the Government’s roading funding package.

Company Taxes

The company tax rate is 33%. Imputation credits are attached to dividends. Inter-corporate dividends (other than from wholly-owned subsidiaries) are taxed as income. Depreciation rates for new assets are based on the economic life of the asset plus a 20% loading. The 2005 Budget saw the adjustment of depreciation rates and an increase in the low value asset threshold. There is immediate deductibility against income of forestry and mineral mining development costs, petroleum exploration expenditure and of most agricultural development costs.

The Government has proposed changes to the tax treatment of qualifying collective investment vehicles (QCIVs) such that realised gains on shares in New Zealand companies would not be taxed, aligning this treatment with that of a direct investment in shares. Taxable income of QCIVs would flow through to investors and be taxed at the investors’ personal tax rates.

A review of business taxation isbeing undertaken aimed at giving better incentives for productivity gains and improved competitiveness. The Government expects to release proposals in mid-2005.

International Taxation

The foreign-source income of New Zealand residents is subject to tax, generally with a credit for foreign withholding taxes. New Zealand taxes its residents on an accrued basis on the income they earn through non-resident entities in which they have an interest. However, as an exception, income derived from a “grey list” of seven countries with comparable CFC tax regimes is taxed only with respect to dividends and to realised capital gains that are deemed to be income due to the business or purpose of the investor under common law. The Government has proposed a windback of the grey list in instances where the resident has a portfolio interest (less than 10%).

Interest payments to non-residents are subject to non-resident withholding tax (in most cases at a 10% rate where a double tax agreement applies and 15% otherwise) except where an approved issuer pays a levy of 2% on interest payments in respect of registered securities. In the case of New Zealand Government debt, the issuer absorbs the levy.

Dividends paid to non-residents are also subject to withholding taxes. Companies paying fully imputed dividends to non-resident investors can receive a credit of part of the company tax paid, which the company then pays to the investor. The net effect is that the maximum combined level of company tax and withholding tax is 33%. The Government is reviewing its policy on non-resident withholding tax rates.

The Government has implemented transfer pricing and thin capitalisation regimes, and partially relieves New Zealand tax on offshore income derived by New Zealand companies on behalf of non-resident shareholders.

GOVERNMENT ENTERPRISES

State-Owned Enterprises

In May 1986, the Government announced a major programme for reform of government enterprises. The aim of the reforms was to improve the efficiency and accountability of the enterprises and reduce the Government’s exposure to business risk. To this end, the Government restructured a large number of its departmental trading activities and established them as businesses operating on a basis as close as possible to private sector companies.

State-Owned Enterprises (SOEs) are required to operate on the basis of principles and procedures contained in the State-Owned Enterprises Act 1986. Under the Act, the Boards of SOEs have complete autonomy on operational matters, such as to how resources are used, pricing and marketing of output. Competitive advantages and disadvantages, including barriers to entry, have been removed, first, so that commercial criteria provide an objective assessment of performance and, secondly, to increase efficiency. Under the Act, SOEs have no responsibility for continuing non-commercial operations and the Government is required to negotiate an explicit contract if it wishes an SOE to carry out such activities.

Boards of directors drawn from the private sector have been formed to manage SOEs. Each Board is required to present to the shareholding Ministers a statement of corporate intent and an outline of business objectives, defining the nature and scope of activities and performance targets. These are closely monitored and SOEs are expected to achieve performance targets and pay dividends on a basis comparable to their private sector competitors. The shareholding Ministers may determine the levels of the dividends.

The SOEs borrow in their own names and on their own credit, in most cases without a guarantee or other form of credit support from the Government. All SOEs have been informed that Government policy requires that they disclaim in loan documentation the existence of such guarantees or credit supports.

In January 2001, at the request of the Board of the company, the Government placed Terralink New Zealand Limited, an SOE, in receivership. The Board notified the Government that the company had insufficient reserves to pay its debts as they fell due. Receivership was considered to offer the best opportunity to enable the company to be sold for the benefit of the secured and unsecured creditors. Terralink was subsequently placed in liquidation after its assets were sold. The unsecured creditors are waiting the final assessment of the liquidator, who is determining what repayment unsecured creditors will receive.

Crown Entities

Crown Entity is a collective term for bodies owned by the Crown that are not departments, Offices of Parliament or State-Owned Enterprises. Crown Entitites range from Crown Research Institutes to regulatory bodies, such as the Commerce Commission and the Securities Commission. Crown Entities are required to table their annual financial statements in Parliament.

Performance of Government Enterprises

The following tables show the Government’s financial interest in State-Owned Enterprises and Crown Entities.

Except for those entities listed below, all State-Owned Enterprises and significant Crown Entities have a balance date of 30 June, and the information reported in these tables is for the period ended 30 June 2005.

State-Owned Enterprises	Balance date	Information reported to
Asure New Zealand Limited	30 September	30 June 2005
Timberlands West Coast Limited	31 March	31 March 2005
Crown Entities
School boards of trustees	31 December	31 December 2004
Tertiary education institutions	31 December	30 June 2005

	Total Revenue $m	Attributable surplus/ deficit $m	Distributions to Crown $m
State-owned enterprises
Agriquality New Zealand Limited	81	3	-2
Airways Corporation of New Zealand Limited	128	8	-10
Asure New Zealand Limited	50	2	-1
Electricity Corporation of New Zealand Limited	8	4	-9
Genesis Power Limited	1,496	70	-23
Landcorp Farming	155	49	-2
Meridian Energy Limited	1,656	218	-148
Meteorological Service of New Zealand Limited	31	4	-7
Mighty River Power Limited	684	121	-30
New Zealand Post Limited	1,209	137	-(8
New Zealand Railways Corporation	157	1	—
Solid Energy New Zealand Limited	378	6	—
Timberlands West Coast Limited	22	2	-1
Transmission Holdings Limited	135	15	-7
Transpower New Zealand Limited	673	141	-40
Animal Control Products	4	1	-1
Learning Media Limited	15	1	—
Quotable Value New Zealand	15	1	-1
Total State-owned enterprises	6,897	784	-310
Air New Zealand Limited	3,677	174	-34
Total SOEs and Air New Zealand	10,574	958	-344
Inter-segmental eliminations	-309	—	—
Total per statement of segments	10,265	958	-344

Crown entities
Accident Compensation Corporation	3,472	-794	—
Crown research institutes	559	7	-15
District Health Boards (including the Residual Health Management Unit)	7,486	-19	—
Earthquake Commission	411	164	—
Housing New Zealand Corporation	696	14	-44
Museum of New Zealand Te Papa Tongarewa	41	(8)	—
New Zealand Fire Service Commission	261	23	—
Public Trust	83	1	—
School boards of trustees	4,064	32	—
Tertiary education commission	2,157	—	—
Tertiary education institutions	—	133	—
Transit New Zealand	892	412	—
Television New Zealand Limited	438	6	-38
Other	3,874	50	—
Total Crown entities	24,434	21	-97
Intra-segmental eliminations	-1,623	-122	—
Total per statement of segments	22,811	-101	-97
Total Financial Interest in State-owned enterprises, Crown entities and Air New Zealand Limited	33,076	857	-441

	Physical assets $m	Total assets $m	Total borrowings $m	Total liabilities $m	Equity at 30 June 2005 $m
State-owned enterprises
Agriquality New Zealand Limited	18	39	8	17	22
Airways Corporation of New Zealand Limited	100	121	21	81	40
Asure New Zealand Limited	1	19	—	10	9
Electricity Corporation of New Zealand Limited	—	23	16	21	2
Genesis Power Limited	1,332	1,850	253	481	1,369
Landcorp Farming Limited	804	1,023	185	193	830
Meridian Energy Limited	3,796	4,349	1,392	1,880	2,469
Meteorological Service of New Zealand Limited	8	15	4	8	7
Mighty River Power Limited	2,437	2,666	469	633	2,033
New Zealand Post Limited	341	2,492	1,804	2,009	483
New Zealand Railways Corporation	1	83	15	56	27
Solid Energy New Zealand Limited	144	252	—	84	168
Timberlands West Coast Limited	59	72	4	6	66
Transmission Holdings Limited	150	179	52	78	101
Transpower New Zealand Limited	2,077	2,747	1,515	1,574	1,173
Animal Control Products	1	5	—	1	—
Learning Media Limited	1	11	—	6	—
Quotable Value New Zealand	6	15	2	8	—
Total State-owned enterprises	11,276	15,961	5,740	7,146	8,815

Air New Zealand Limited	1,979	3,750	893	2,483	1,050
Total SOEs and Air New Zealand Limited	13,255	19,711	6,633	9,629	9,865
Minority interest	—	—	—	—	215
Intra-segmental eliminations	—	-35	-16	-33	—
Total per statement of segments	13,255	19,676	6,617	9,596	10,080

Crown entities
Accident Compensation Corporation	151	9,434	—	13,601	(4,167)
Crown research institutes	312	457	45	142	315
District Health Boards (including the Residual Health Management Unit)	3,212	3,790	1,090	2,313	1,477
Earthquake Commission	10	4,646	—	92	4,554
Housing New Zealand Corporation	11,427	11,561	1,769	1,901	9,660
Museum of New Zealand Te Papa Tongarewa	851	878	—	8	870
New Zealand Fire Service Commission	406	439	15	76	363
Public Trust	6	708	658	668	40
School boards of trustees	683	1,551	65	647	904
Television New Zealand Limited	113	321	—	59	262
Tertiary education Commission	11	225	—	207	18
Tertiary education institutions	—	5,011	—	—	5,011
Transit New Zealand	14,010	15,057	—	134	14,923
Other	151	2,328	1,067	1,738	590
Total Crown Entities	32,252	56,406	4,709	21,586	34,820
Intra-segmental eliminations	—	-974	-842	-974	—
Total per statement of segments	32,252	55,432	3,867	20,612	34,820
Total Financial Interest in State-owned enterprises, Crown entities and Air New Zealand Limited	45,507	75,108	10,484	30,208	44,900

DIRECT PUBLIC DEBT (1)

Debt Management Objectives

During 1988, as part of the reform of the Government’s financial management, the New Zealand Debt Management Office (NZDMO) was formed to improve the management of risk associated with the Government’s fixed income portfolio, which comprises liabilities in both the New Zealand and overseas markets and some liquidity assets. The categories of risk managed are: market, credit, liquidity, funding, operational and concentration risk.

In 1988, the NZDMO introduced reforms of the public sector’s cash management involving centralisation of surplus cash funds for investment and cash management purposes, and decentralisation to departments of the responsibility for payments and other banking operations.

The separation of the Government’s financial management from monetary policy enables the NZDMO to focus on defining a low-risk net liability portfolio for the Government and implementing it in a cost-effective manner.

Prior to March 1985, successive Governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit. Since the adoption of a freely floating exchange rate regime, the Government has borrowed externally only to rebuild the nation’s external reserves and to meet refinancing needs.

Direct public debt decreased by a net amount of $681 million including swaps between 1 July 2004 and 30 June 2005. This decrease consisted of a net decrease in internal debt of $297 million and a net decrease in external debt of $384 million.

As of 30 June 2005, 7% of the interest-bearing direct debt of the Government was repayable in foreign currencies. The quantifiable contingent liabilities of the Government, including the Reserve Bank of New Zealand, State-Owned Enterprises and Crown Entities, amounted to approximately $4,470 million.

Under existing legislation, amounts payable in respect of principal and interest upon New Zealand securities are a charge upon the public revenues of New Zealand, payable under permanent appropriation. All of the indebtedness of New Zealand is otherwise unsecured.

Debt Record

New Zealand has always paid when due the full amount of principal, interest and amortisation requirements upon its external and internal debt, including guaranteed debt.

(1)        The debt figures in this section are presented in nominal dollars and relate solely to the core Crown entity. In this respect, they will differ from the debt figures as disclosed in the Crown Financial Statements of New Zealand. The latter are presented in accordance with generally accepted accounting practice and include the net debt of the Reserve Bank of New Zealand. From 1 July 2002, they also include the full line-by-line consolidation of the debt of SOEs and Crown Entities.

Summary of Direct Public Debt

The following table sets forth the direct funded and floating debt of the Government on the dates indicated. For the purposes of all debt tables herein, “funded debt” means indebtedness with an original maturity of one year or more and “floating debt” means indebtedness with an original maturity of less than one year.

Direct Public Debt

As at 30 June	2001	2002	2003	2004	2005
	(dollar amounts in millions)
Funded Debt(1)
Internal (2)	26,204.5	27,507.4	27,540.6	26,632.0	26,555.3
External (3)(4)	6,148.4	4,762.4	4,481.9	3,736.0	3,536.4
Floating Debt
Internal Debt (5)	5,675.0	5,521.0	5,700.0	5,815.0	5,595.0
External Debt (3)(6)	370.1	357.9	515.5	579.2	394.9
Total Direct Debt	38,398.0	38,148.7	38,238.0	36,762.2	36,081.6
Total Public Debt as a % of GDP(7)	34.1%	31.7%	29.8%	26.7%	23.9%

(1)        Includes the effect of swap transactions. Excludes indebtedness to international financial organisations arising from membership.

(2)        Includes Government Wholesale Bonds, Kiwi Bonds, Index-Linked Bonds.

(3)        External debt is converted at the mid-point of the 3:00 P.M. spot rate on 30 June for each year.

(4)        Includes Public Bonds, Private Placements, Syndicated Loans, and Medium Term Notes.

(5)        Treasury Bills and Reserve Bank Bills.

(6)        Includes Sovereign Notes and Euro-Commercial Paper.

(7)        GDP: Treasury Estimate for June years.

Direct Public Debt by Currency of Payment

The following table shows the direct public debt of New Zealand at 30 June 2005 by currency of payment after swap positions are taken into account and shows the estimated interest for the year ending 30 June 2006 including swap positions.

	Amount outstandings at 30 June 2005(1)	Estimated interest for the year to 30 June 2006(2)
	(dollar amounts in millions)
External Debt
Repayable in United States Dollars	1,708.2	178.0
Repayable in Japanese Yen	258.8	1.0
Repayable in Pounds Sterling	52.2	0.5
Repayable in Euro	0.0	45.6
Repayable in Swiss Francs	63.9	0.4
Repayable in Other Currencies	625.9	3.8
Internal Debt	33,085.4	1,988.4
Subtotal	35,794.4	2,217.7
Swaps	287.2
Total Direct Public Debt	36,081.6

(1)        Converted at the midpoint of the 3:00 P.M. spot exchange rates on 30 June 2005 which were:

NZD 1 = US$0.7001 = Yen 77.26= Pounds 0.3876 = SwFr 0.8971 = Aus$ 0.9172 = Euro 0.5795

(2)        In some cases, interest payments are offset by interest receipts.

As part of its debt management activities, the Government enters into currency swap arrangements which have the effect of converting to a different currency principal obligations on New Zealand’s external debt.

The following table sets forth by currency the estimated payments of principal, including mandatory amortisation provisions, to be made on the external direct public debt of New Zealand as at 30 June 2005, shown in New Zealand dollars based on rates of exchange on that date and with adjustment to reflect the effect of currency swap arrangements.

Details of External Public Debt at 30 June 2005 (1)(2)

Maturing in year ended 30 June	2006	2007	2008	2009	2010	2011	2012 – 2015	2016+	Total
	(dollar amounts in millions)
United States dollar	503	165	-180	-221	189	58	880	360	1,754
Japanese Yen	362	—	—	—	-48	—	129	—	443
British pounds	-59	—	40	—	—	—	12	—	-7
Euro	175	208	377	294	—	—	—	—	1,054
Canadian Dollar	-21	—	41	—	—	—	—	—	20
Swiss Francs	124	—	—	—	—	—	—	—	124
Australian dollars	84	—	445	—	14	—	—	—	543
Total External Debt	1,168	373	723	73	155	58	1021	360	3,931
Percentage of Total Foreign Debt	29.7	9.5	18.4	1.9	3.9	1.5	26.0	9.1	100.0

(1)        Adjusted to reflect effect of currency swap arrangements.

(2)        Includes Sovereign Note Programme (notes not exceeding 270 days to maturity) and Euro-Commercial Paper Programme (notes not exceeding 365 days to maturity).

Interest and Principal Requirements

For the year ended 30 June 2005, the total payment of interest on public debt of the Government was $2,199 million. The following table indicates the movements in external interest-bearing public debt since 1996, excluding swap positions.

Movements in External Public Debt

	External Debt(1)		Interest Charges
	Amount (2)	As % of Total Public Debt	Amount	As % of Exports (3)
	(dollar amounts in millions)

30 June 1996	8,927.4	21.2	725.2	2.7
30 June 1997	5,262.5	14.1	559.1	2.1
30 June 1998	6,995.5	18.1	409.3	1.4
30 June 1999	6,053.1	16.2	402.9	1.3
30 June 2000	6,633.2	17.7	413.9	1.2
30 June 2001	6,022.8	15.7	404.5	0.9
30 June 2002	4,733.5	12.4	311.4	0.7
30 June 2003	4,523.0	11.8	216.6	0.5
30 June 2004	3,728.9	10.1	191.8	0.5
30 June 2005	2,709.0	7.5	167.6	0.4

(1)        Excludes non-interest-bearing indebtedness to international organisations.

(2)        External debt is converted at the midpoint of the 3:00 P.M. spot exchange rate on 30 June in each case.

(3)        Based on exports of goods and services for each year.

The following table sets forth the maturity dates of New Zealand public debt outstanding as at 30 June 2005, including the effect of swap positions.

Loans Maturing in Year Ending 30 June(1)	External(2)		Internal		Total Debt
	(dollar amounts in millions)
2006	772.8		3,639.5		4,412.3
2007	373.2		3,636.7		4,009.9
2008	723.0		11.7		734.7
2009	72.8		1,739.3		1,812.1
2010	154.8		3,930.4		4,085.2
2011	58.0		0.3		58.3
2012 to 30 June 2015	1,021.6		11,015.2		12,036.8
After 30 June 2015	360.2		1,999.6		2,359.8
Treasury Bills	—		5,595.0		5,595.0
Other	394.9	(3)	582.6	(4)	977.5
Total	3,931.3		32,150.3		36,081.6

(1)        With respect to many of the loans, the Government has the option to redeem the securities at an earlier date.

(2)        Converted at the mid-point of the 3:00 P.M. spot exchange rate on 30 June 2003.

(3)        Sovereign Note Programme (notes not exceeding 270 days to maturity) and Euro-Commercial Paper Programme (notes not exceeding 365 days to maturity).

(4)        Retail Stock.

TABLES AND SUPPLEMENTARY INFORMATION

Table I – Internal Debt as of 30 June 2005

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
Government Stock	3,638,800,000	15/02/06	6.50	2002
	3,636,000,000	15/11/06	8.00	1994
	1,739,000,000	15/07/08	6.00	2005
	4,080,000,000	15/07/09	7.00	1998
	4,005,000,000	15/11/11	6.00	1999
	4,027,000,000	15/04/13	6.50	2001
	3,566,000,000	15/04/15	6.00	2003
	384,000,000	15/12/17	6.00	2005
	26,890,961,400

Treasury Bills	5,595,000,000	13/07/05 – 21/06/06	6.31 – 6.82	2005

Loans	2,155,174	01/09/13	Variable	1994	2006-2013
	11,000,000	24/12/07	Variable	2005
	3,595,100	15/07/05 – 01/03/17	4.875 – 10.50-	(2)
	16,750,274

Retail stock	91,358	13/07/05 - 15/07/05	5.00 - 5.50	2001(3)
	7,824,894	01/07/05 - 28/10/05	5.25 - 5.75	2001(3)
	12,017,260	12/09/05 - 30/11/05	5.50 - 6.00	2002(3)
	5,119,874	15/10/05 - 31/12/05	5.00 - 5.50	2002(3)
	1,512,060	12/11/05 - 24/01/06	4.75 - 5.25	2002(3)
	5,341,561	24/12/05 - 26/02/06	5.00 - 5.50	2002(3)
	3,267,089	26/02/06 - 09/04/06	5.25 - 5.75	2002(3)
	6,862,158	10/04/06 - 17/06/06	5.75 - 6.25	2002(3)
	19,144,169	19/06/06 - 30/09/06	5.75 - 6.25	2002(3)
	5,691,252	12/08/06 - 29/10/06	5.25 - 5.75	2002(3)
	3,353,810	18/09/06 - 30/11/06	5.25 - 5.75	2003(3)
	9,929,603	14/10/06 - 31/03/07	5.00 - 5.50	2003(3)
	3,773,414	13/02/07 - 30/04/07	4.75 - 5.50	2003(3)
	1,593,885	18/03/07 - 23/05/07	4.50 - 5.25	2003(3)
	14,611,097	01/07/05 - 31/07/07	4.50 - 5.00	2003(3)
	4,867,190	03/07/05 - 31/08/07	4.00 - 4.75	2003(3)
	1,675,918	08/07/05 - 07/08/07	4.00 - 4.50	2004(3)
	1,761,050	12/08/05 - 30/10/07	4.00 - 4.75	2004(3)
	16,734,402	11/09/05 - 30/11/07	4.50 - 5.25	2004(3)
	9,377,024	07/11/05 - 10/01/08	4.50 - 5.25	2004(3)
	21,345,141	12/01/06 - 30/04/08	4.75 - 5.50	2004(3)
	9,265,548	22/03/06 - 21/06/08	4.50 - 5.25	2004(3)
	38,766,978	01/07/05 - 08/09/08	4.75 - 5.50	2004(3)
	15,317,415	06/08/05 - 29/09/08	5.00 - 5.75	2005(3)
	99,086,746	01/07/05 - 12/04/09	5.25 - 5.75	2005(3)
	95,773,694	21/09/05 - 18/07/09	5.25 - 6.00	2005(3)
	1,654,881	17/12/05 - 27/06/09	5.00 - 6.00	2005(3)
	166,889,000	Call	3.00	(1)
	582,648,471
Total NZD Internal Debt	33,085,360,145

(1)        Income Equalisation Reserve Deposits - Repayable at holder’s option (subject to criteria under the Income Tax Act 1976) or after five years.

(2)        Debt of the Ministry of Transport for which the Government assumed responsibility on 1 July 1997, subsequent to its fiscal issue date.

(3)        Kiwi Bonds repayable at holder’s option upon seven business days’ notice.

Table II - External Debt as of 30 June 2005

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
USD	296,335,550	Call	Variable	2005
	134,580,000	15/11/05	10.63	1986
	238,530,000	15/12/06	8.75	1987
	40,635,000	15/01/11	9.88	1986
	100,000,000	23/04/12	4.15	2004
	81,819,000	01/04/16	8.75	1987
	27,543,000	25/09/16	9.13	1987
	276,500,000	Euro-commercial Paper Program
	1,195,942,550

Japan	10,000,000,000	11/05/12	2.59	2000
	10,000,000,000	27/11/12	6.34	1993
	20,000,000,000

GBP	15,407,431	04/05/08	11.25	1983
	4,816,651	25/09/14	11.50	1985
	20,224,082
NOK	900,000,000	30/01/08	6.25	2003
CHF	57,325,000	10/01/06	5.75	(1)

AUD	394,000,000	12/06/08	4.30	2003

(1)        Debt of the New Zealand Railways Corporation for which the Government assumed responsibility on 1 January 1990, subsequent to its fiscal issue date.

Table III – External Debt Issued 1 July 2005 to 31 January 2006

Nil issuance

Contingent Liabilities and Non-Quantifiable Guarantees

Pursuant to Section 27(f) of the Public Finance Act 1989, a Statement of Contingent Liabilities must be provided, including guarantees given under Section 59 of the Act.

Statement of Contingent Liabilities

Quantifiable Contingent Liabilities	30 June 2005 $m	30 June 2004 $m

Guarantees and Indemnities	149	292

Uncalled Capital	2,233	2,502

Legal Proceedings and Disputes	586	784

Other Contingent Liabilities	1,502	1,354

Total Quantifiable Contingent Liabilities	4,470	4,932

Total Quantifiable Contingent Assts	107	157

In addition to the contingent liabilities listed above, there are a number of contingent liabilities which cannot be quantified. These are primarily in the form of institutional guarantees and indemnities to Crown Entities.